Execution Version

STOCK PURCHASE AGREEMENT

by and among

PGT INDUSTRIES, INC.,

WINDOOR INCORPORATED,

LTE, LLC,

THE SELLERS IDENTIFIED HEREIN

and

R. FRANK LUKENS, JR. REVOCABLE TRUST DATED DECEMBER 20, 2005,

as the Representative (for the limited purposes described herein)

Dated November 25, 2015

TABLE OF CONTENTS

STOCK PURCHASE AGREEMENT

ARTICLE I Certain Definitions

Section 1.1	Certain Definitions

Section 1.2	Interpretation

ARTICLE II Sale and Purchase of the Shares and the Units; Purchase Price

Section 2.1	Sale and Purchase of the Shares and the Units

Section 2.2	Purchase Price

Section 2.3	Closing

Section 2.4	Estimated Purchase Price

Section 2.5	Closing Payments and Actions

Section 2.6	Adjustment to Purchase Price

Section 2.7	Withholding

ARTICLE III Representations and Warranties of the Sellers

Section 3.1	Power and Authority

Section 3.2	Noncontravention; Consents

Section 3.3	Legal Proceedings

Section 3.4	Ownership of the Shares and Units

Section 3.5	Brokers

Section 3.6	Affiliate Transactions

ARTICLE IV Representations and Warranties of the Seller Parties

Section 4.1	Organization and Qualification

Section 4.2	Power and Authority

Section 4.3	Capitalization; Subsidiaries

Section 4.4	Noncontravention; Consents

Section 4.5	Financial Statements; Undisclosed Liabilities; Indebtedness

Section 4.6	Legal Proceedings

Section 4.7	Compliance with Laws; Permits

Section 4.8	Absence of Changes

Section 4.9	Material Contracts

Section 4.10	Accounts Receivable, Accounts Payable and Inventory

Section 4.11	Title to Assets.

Section 4.12	Real Property

Section 4.13	Employee Benefits.

Section 4.14	Labor and Employment Matters.

Section 4.15	Environmental Matters.

Section 4.16	Insurance.

Section 4.17	Taxes

Section 4.18	Intellectual Property.

Section 4.19	Customers and Suppliers.

Section 4.20	Product Warranty; Product Liability

Section 4.21	Foreign Corrupt Practices Act

Section 4.22	Affiliate Transactions

Section 4.23	Brokers

ARTICLE V Representations and Warranties of Buyer

Section 5.1	Organization

Section 5.2	Power and Authority

Section 5.3	Noncontravention; Consents

Section 5.4	Legal Proceedings

Section 5.5	Investment Intention

Section 5.6	Commitment Letter; Sufficiency of Funds

Section 5.7	Brokers

Section 5.8	Solvency

Section 5.9	Condition of the Business

ARTICLE VI Covenants and Agreements

Section 6.1	Conduct of the Business Prior to Closing

Section 6.2	Access and Information; Assistance with Financing.

Section 6.3	Pursuit of Financing.

Section 6.4	HSR Approval.

Section 6.5	Consents

Section 6.6	Affiliate Arrangements

Section 6.7	Tax Matters

Section 6.8	Further Assurances

Section 6.9	Confidentiality

Section 6.10	Publicity

Section 6.11	Exclusivity

Section 6.12	Non-Compete

Section 6.13	Update to Schedules

Section 6.14	WARN Act

ARTICLE VII Conditions to Closing

Section 7.1	Mutual Conditions

Section 7.2	Conditions to the Obligations of Buyer

Section 7.3	Conditions to the Obligations of the Sellers

ARTICLE VIII Termination, Amendment and Waiver

Section 8.1	Termination

Section 8.2	Effect of Termination.

ARTICLE IX Survival of Representations; Indemnification

Section 9.1	Survival.

Section 9.2	Indemnification by Sellers

Section 9.3	Indemnification by Seller Indemnitors

Section 9.4	Indemnification by Buyer

Section 9.5	Limitations on Rights of Indemnification.

Section 9.6	Procedures for Indemnification Claims.

Section 9.7	Insurance Proceeds

Section 9.8	No Duplication

ARTICLE X Representative of the Shareholders and Unitholders of the Companies

Section 10.1	Authorization of Representative.

ARTICLE XI Miscellaneous

Section 11.1	Notices

Section 11.2	Exhibits and Schedules

Section 11.3	Expenses

Section 11.4	Governing Law; Forum

Section 11.5	Assignment; Successors and Assigns

Section 11.6	Amendments

Section 11.7	Third Party Beneficiaries

Section 11.8	Counterparts

Section 11.9	Titles and Headings

Section 11.10	Entire Agreement

Section 11.11	No Strict Construction

Section 11.12	Specific Performance

Section 11.13	WAIVER OF JURY TRIAL

Section 11.14	Failure or Indulgence not Waiver

Section 11.15	Projection Disclaimer

Section 11.16	Release

Section 11.17	Disclosure

Exhibits

Exhibit A                                             Net Working Capital Principles
Exhibit B                                              Escrow Agreement
Exhibit C                                              Commitment Letter
Exhibit D-1                                          Lease Term Sheet
Exhibit D-2                                          Option Agreement
Exhibit D-3                                          Right of First Refusal Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated November 25, 2015, by and among PGT Industries, Inc., a Florida corporation (“Buyer”), WinDoor Incorporated, a Florida corporation (“WinDoor”), LTE, LLC, a Florida limited liability company (“LTE”, and together with WinDoor, the “Companies”), the Sellers identified on the signature pages hereto (each, a “Seller” and collectively, the “Sellers”), and R. Frank Lukens, Jr. Revocable Trust dated December 20, 2005, acting solely in its capacity as the representative of the shareholders and unitholders of the Companies and only for the express purposes provided herein and for no other purpose (the “Representative”).

Recitals

A.           The Sellers own all of the issued and outstanding shares of WinDoor’s common stock, par value $0.01 (the “Shares”), and all of the issued and outstanding membership units  of LTE (the “Units”).

B.           The Sellers wish to sell to Buyer, and Buyer wishes to purchase from the Sellers, the Shares and the Units for the Purchase Price and upon the terms and subject to the conditions hereinafter set forth (together with the other transactions contemplated by this Agreement, the “Transaction”).

Terms and Conditions

In consideration of the forgoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

Certain Definitions

Section 1.1 Certain Definitions.  As used in this Agreement, the following terms have the respective meanings set forth below.

“Actual Adjustment” shall mean the Final Purchase Price minus the Estimated Purchase Price.

“Adjustment Escrow Account” shall mean the interest-bearing escrow account established pursuant to the Escrow Agreement to hold the Adjustment Escrow Amount.

“Adjustment Escrow Amount” shall mean $2,243,074.00.

“Affiliate” shall mean, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made.  For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” shall mean this Stock Purchase Agreement dated November 25, 2015 by and among the parties hereto, as amended, supplemented and modified after the date hereof.

“Allocation Percentage” shall mean, (i) for purposes of Section 2.5(b) and Section 2.6(b), with respect to each Seller, an amount, expressed as a percentage, equal to the quotient obtained by dividing (x) the number of Shares being sold hereunder by such Seller by (y) the aggregate number of Shares being sold hereunder by all Sellers; (ii) for the purposes of Section 9.5(b)(i), with respect to each Seller, an amount, expressed as a percentage, equal to the quotient obtained by dividing (x) the number of Shares being sold hereunder by such Seller by (y) the aggregate number of Shares being sold hereunder by all Sellers; and (iii) for purposes of Section 9.3, Section 9.5(b)(ii) and Section 9.5(f), with respect to each Seller Indemnitor, an amount, expressed as a percentage, equal to the quotient obtained by dividing (x) the number of Shares being sold hereunder by such Seller Indemnitor by (y) the aggregate number of Shares being sold hereunder by all Seller Indemnitors.

“Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other plan, policy, program practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of WinDoor or any ERISA Affiliate, which is now, or was within the past six (6) years, maintained, sponsored or contributed to by WinDoor or any ERISA Affiliate, or under which WinDoor or any ERISA Affiliate has or may have any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, severance, employment, retirement, vacation, holiday, cafeteria, fringe benefit, medical, disability, stock purchase, sick leave, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements.

“Business Day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

“Buyer Fundamental Representations” means the representations and warranties contained in Sections 5.2 (Power and Authority) and 5.7 (Brokers).

“Closing Cash and Cash Equivalents” means, as of 11:59 p.m., Eastern Standard Time, on the Closing Date, the aggregate amount (expressed in United States dollars) of all cash and cash equivalents of the Companies, determined in accordance with GAAP, consistently applied.  Closing Cash and Cash Equivalents shall not include the amounts, if any, received by or channeled through accounts of the Companies solely as a payment made pursuant to Section 2.5; provided, that Closing Cash and Cash Equivalents shall exclude an amount equal to the amount of the Pre-Closing Distributions if and only to the extent the Pre-Closing Distributions are not paid as of immediately prior to the Closing.

“Closing Indebtedness” means Indebtedness of the Companies as of the Closing Date, immediately prior to giving effect to the Closing.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contract” shall mean any legally binding agreement, contract, subcontract, executory purchase order, instrument, note, bond, mortgage, indenture, lease, license or other binding arrangement, commitment or obligation, whether written or oral.

“Disclosure Schedules” means the schedules delivered by the parties hereto in connection with this Agreement.

“Earnout Period” shall mean the period from January 1, 2016 through December 31, 2016.

“Environmental Claims” shall mean any Legal Proceeding by any Person alleging Liability arising out of, related to, based on or resulting from: (a) the presence, or potential presence of, release or threatened release of, or exposure or potential exposure to, any Hazardous Materials, or (b) any actual or alleged non-compliance with any Environmental Law.

“Environmental Laws” shall mean any and all federal, state or local laws, statutes, ordinances, rules, orders, permits, standards or requirements (including consent decrees, judicial decisions, judgments, injunctions and administrative orders issued or approved thereunder), together with all related amendments and implementing regulations, and all common law, relating to or imposing liability or standards of conduct or care (including disclosure or notification) concerning the protection of human health or the environment, industrial hygiene or unsafe conditions including, but not limited to, those relating to the generation, manufacture, storage, handling, transportation, disposal, release, emission or discharge of Hazardous Materials, those in connection with the construction, fuel supply, power generation and transmission, waste disposal or any other operations or processes relating to real properties, and those relating to the atmosphere, soil, surface and ground water, wetlands, stream sediments and vegetation on, under, in or about real properties.  Environmental Laws also shall include, but not be limited to, the Comprehensive Environmental Response, Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act of 1986, the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Solid Waste Disposal Act, the Clean Water Act, the Clean Air Act, the Toxic Substance Control Act, the Safe Drinking Water Act, the Occupational Safety and Health Act, and all regulations adopted in respect to the foregoing laws, in each case as of the Closing Date.

“Environmental Notice” shall mean written directive, notice of violation or infraction, or notice relating to any Environmental Law, including any actual or alleged non-compliance with any Environmental Law or the presence, or potential presence of, release or threatened release of, or exposure or potential exposure to, any Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity that could be treated as a single employer with WinDoor under Section 414 of the Code.

“Estimated Negative NWC Adjustment” shall mean the amount, if any, by which the Reference Amount exceeds Estimated Net Working Capital.

“Estimated Positive NWC Adjustment” shall mean the amount, if any, by which Estimated Net Working Capital exceeds the Reference Amount.

“Estimated Purchase Price” shall mean an amount equal to (i) $102,000,000, plus (ii) the Estimated Positive NWC Adjustment, if any, or minus (iii) the Estimated Negative NWC Adjustment, if any, plus (iv) Estimated Closing Cash and Cash Equivalents, minus (v) Estimated Closing Indebtedness (other than the LT Note), minus (vi) Estimated Seller Expenses.

“Financing Sources” means the Persons that have committed to provide or arrange, or have otherwise entered into agreements in connection with the Financing or alternative debt financings in connection with the Transaction, including the parties named in the Commitment Letter as arrangers (such arrangers, the “Lead Arrangers”) and lenders, and any joinder agreements or other credit agreements entered into pursuant thereto or related thereto, in each case together with their respective Affiliates and their and their Affiliates’ officers, directors, employees, partners, controlling parties, advisors, agents and representatives involved in the Financing and their respective successors and assigns.

“Final Purchase Price” means the Purchase Price as set forth on the Final Statement of Purchase Price.

“Fraud” means, with respect to a Seller or a Seller Indemnitor, as applicable, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article III or Article IV, respectively, provided that such actual and intentional fraud of such Seller or Seller Indemnitor shall only be deemed to exist if such Seller or Seller Indemnitor had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Seller pursuant to Article III or Seller Indemnitor pursuant to Article IV, as the case may be, as qualified by the Schedules hereto as supplemented or amended, were actually breached when made, with the express intention that Buyer rely thereon to its detriment.

“Fundamental Representations” means the representations and warranties contained in Sections 3.1 (Power and Authority), 3.2 (Noncontravention; Consents), 3.4 (Ownership of the Shares and Units), 3.5 (Brokers), 3.6 (Affiliate Transactions), 4.2 (Power and Authority), 4.3 (Capitalization; Subsidiaries), 4.11 (Title to Assets), 4.17 (Taxes), 4.22 (Affiliate Transactions) and 4.23 (Brokers).

“GAAP” shall mean generally accepted accounting principles as in effect in the United States on the date of this Agreement.

“Governmental Authority” shall mean any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, arbitrator, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Hazardous Materials” shall mean any contaminant, pollutant, material, substance or waste that is listed, regulated, classified or otherwise defined as “hazardous,” “toxic,” or “radioactive”, (or words of similar intent or meaning), or which can give rise to liability, under applicable Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, corrosive, reactive, flammable or explosive substances, or pesticides.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to the Companies, as of any determination time, without duplication: all obligations, contingent or otherwise that, in accordance with GAAP, would be included on an accrual-based balance sheet of the Companies as indebtedness, but in any event including the outstanding principal amount of, all accrued and unpaid interest on and other payment obligations (including any premiums, termination fees, expenses, breakage costs or penalties due upon prepayment of or payable in connection with this Agreement or the consummation of the Transaction, other than Seller Expenses) in respect of, (i) all indebtedness of the Companies for borrowed money, (ii) all obligations of the Companies evidenced by notes, bonds (other than fidelity bonds, performance bonds, letters of credit and the like), debentures or similar instruments or pursuant to any guaranty (excluding, in any event, the amounts covered in clause (i) and trade payables), (iii) all obligations (including breakage costs) payable by the Companies under interest rate or currency protection agreements, (iv) any reimbursement obligation with respect to letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of the Companies, (v) all obligations arising from installment purchases of property or representing the deferred purchase price of property or services in respect of which the Companies are liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the Ordinary Course of Business), (vi) all obligations, whether or not assumed, secured by any Lien or payable out of the proceeds or production from any property or assets now or hereafter owned by the Companies, (vii) the capitalized portion of lease obligations under capital leases, and (viii) any obligation of the type referred to in clauses (i) through (vii) of this definition of another Person, the payment of which the Companies have guaranteed, or which is secured by any property or assets of the Companies, or for which the Companies are liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise.

“Indemnity Escrow Account” shall mean the interest bearing escrow account established pursuant to the Escrow Agreement to hold the Indemnity Escrow Amount.

“Indemnity Escrow Amount” shall mean $2,040,000.00.

“Individual Matter” means any indemnification claim or series of indemnification claims arising from the same underlying event or circumstance.

“Intellectual Property” means all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations relating thereto, whether foreign or domestic; (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, and all goodwill associated therewith, together with all translations, adaptations, derivations, and combinations, applications, registrations, and renewals relating thereto; (c) copyrightable works, all copyrights, and all applications, registrations, and renewals relating thereto; (d) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (e) computer software (including all data and related documentation); (f) Internet domain names and social media accounts; (g) copies and tangible embodiments of the foregoing (in whatever form or medium), (h) the goodwill associated with each of the foregoing; (i) all licenses or sublicenses for any of the above listed items; and (j) claims, causes of action and defenses relating to the enforcement of any of the foregoing (including all rights to sue and recover and retain damages, costs and attorneys’ fees for past, present and future infringement and any other rights relating to any of the foregoing); in each case, including all rights to, and any registrations of, applications to register, and renewals and extensions of, any of the foregoing in any jurisdiction.

“Inventory” shall mean all inventory, finished goods, raw materials, work-in-process, packaging, supplies, parts, and material and supplies used or consumed by either Company in the production of finished goods.

“Knowledge” or any other similar knowledge qualification with respect to any Seller Party means (i) when such Seller Party is either Company, knowledge of a particular fact or matter if R. Frank Lukens, Jr., Paul Schnitzer, Jerry Decker or Kristy Lynn Thacker is actually aware of such fact or matter or would reasonably be expected to have knowledge of such fact or matter given his or her position or duties at such Company, as applicable, and (ii) when such Seller Party is R. Frank Lukens, Jr., Jerry Decker or Kristy Lynn Thacker, knowledge of a particular fact or matter if such person, and only such person, is actually aware of such fact or matter or would reasonably be expected to have knowledge of such fact or matter given his or her position or duties at either Company, as applicable.

“Law” shall mean any federal, state, local or foreign law, statute, code, ordinance, rule, regulation or administrative or judicial pronouncement or decision.

“Legal Proceeding” means any action, claim, proceeding, investigation, arbitration or suit (whether civil, criminal, administrative, regulatory or judicial), or any appeal therefrom (including any claim, audit, litigation, administrative proceeding or arbitration against any Person involving any matter related to employment including, claims of discrimination, claims of unpaid wages, claims of wrongful discharge, claims of unfair labor practices, workers’ compensation claims, and claims related to occupational safety and health law) commenced, brought, or heard by or before any Governmental Authority.

“Liability” means any debts, liabilities, demands or obligations of any nature (whether known or unknown, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, or as a guarantor or otherwise) and including all costs and expenses relating thereto.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind.

“Marketing Period” means the first period of 20 consecutive Business Days after the date of this Agreement beginning on the first day on which Buyer shall have received from the Companies the Required Information; provided that, (a) to the extent the Marketing Period shall not have ended prior to December 18, 2015, the Marketing Period shall not commence earlier than January 4, 2016 and (b) November 25, 2015 and November 27, 2015 shall not be considered Business Days for purposes of this definition (including, for the avoidance of doubt, the determination of whether 20 consecutive Business Days have elapsed).

“Material Adverse Effect” means any change, event, condition, action, omission, circumstance or effect that, individually or together with all other changes, events, conditions, actions, omissions, circumstances or effects, is or would be materially adverse to the business, operations, assets, liabilities, financial condition or results of operations of the Companies taken as a whole, or to the ability of the Sellers to consummate the Transaction, provided, however, that none of the following shall be deemed in itself, or in any combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any adverse change, effect, event, occurrence, state of facts or development attributable to the announcement or pendency of the Transactions; (b) any adverse change, effect, event, occurrence, state of facts, act of God, natural disaster or development attributable to conditions affecting the industry in which either of the Companies participates, the United States economy as a whole or the capital markets in general or the markets in which either of the Companies operates, which such adverse change, effect, event, occurrence, state of facts or development does not and would not reasonably be expected to have a materially disproportionate effect on either of the Companies; (c) any adverse change, event, development, or effect arising from or relating to changes in GAAP; (d) any adverse change, event, development, or effect arising from or relating to changes in law, rules, regulations, orders, or other binding directives issued by any Governmental Authority which such adverse change, event, development or effect does not and would not reasonably be expected to have a materially disproportionate effect on the Companies, taken as a whole; or (e) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by, this Agreement.

“Negative NWC Adjustment” shall mean the amount, if any, by which the Reference Amount exceeds Net Working Capital.

“Net Revenue” shall mean the net revenue of the Companies for the Earnout Period as determined in accordance with GAAP.

“Net Working Capital” means an amount equal to the current assets of the Companies minus the current liabilities of the Companies, in each case, as determined in accordance with GAAP consistently applied in a manner consistent with the accounting policies and prepared in accordance with the calculation set forth on Exhibit A.  Notwithstanding anything to the contrary herein, Net Working Capital shall not take into account Closing Cash and Cash Equivalents or Closing Indebtedness.

“Order” means any order, injunction, judgment, decree, stipulation, ruling, writ, stipulation, determination, award, assessment or arbitration award, in each case of a Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice of the Companies.

“Organizational Documents” shall mean, with respect to any Person that is an entity, such Person’s charter, certificate or articles of incorporation or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement or other constituent or organizational documents of such Person.

“Permitted Liens” means (i) Liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of bonds, bids, leases, and similar obligations; (ii) mechanics, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other statutory Liens which have arisen in the Ordinary Course of Business, which are not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves are maintained therefor; (iii) Liens in respect of Taxes or other governmental charges not yet due and payable; (iv) requirements and restrictions of all applicable zoning, building and other Laws, rules and regulations of record that are not, individually or in the aggregate, material; (v) statutory Liens of landlords for amounts not yet due and payable that are not, individually or in the aggregate, material; and (vi) with respect to real property, easements and similar restrictions on title, in each case (with respect to this clause (vi)) (a) which do not interfere in any material respect with the Ordinary Course of Business, (b) which do not materially impair the use of such property or the value thereof, and (c) none of which is violated in any material respect by existing or proposed structures or land use.

“Person” shall mean an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“Positive NWC Adjustment” shall mean the amount, if any, by which Net Working Capital exceeds the Reference Amount.

“Pre-Closing Distributions” shall mean the payments to R. Frank Lukens, Jerry Decker, Shawn Christopher Lukens and Kristy Lynn Thacker.

“R&W Insurance Policy” means a policy of insurance covering Liabilities of the Sellers arising under Article IX of this Agreement to be entered into between the Buyer and Allied World Assurance Company Limited.

“Reference Amount” shall mean $12,000,000.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller Expenses” means all expenses payable by the Companies or the Sellers to third parties that were or will be incurred by the Companies or the Sellers at or prior to the Closing in connection with the preparation, execution and consummation of the Transaction, including WinDoor’s portion of costs of the R&W Insurance Policy under Section 11.3, any payments, employer payroll Taxes, costs, fees and expenses associated with the Traficante Employment Agreement (including the termination thereof), and including fees and disbursements of attorneys, accountants and other advisors and service providers, and any sale bonus, stay bonus or change in control or similar bonus which becomes payable by reason of the consummation of the Transaction together with the Companies’ share of employment Taxes with respect thereto, in each case to the extent any such expenses have not been paid as of immediately prior to the Closing.

“Seller Indemnitors” means all of the Sellers other than Shawn Christopher Lukens.

“Solvent” shall mean as to any Person at a particular time, having a state of affairs such that all of the following conditions are met: (a) the fair value of the property owned by such Person is greater than the amount of such Person’s Liabilities; (b) the present fair salable value of the property owned by such Person in an orderly liquidation of such Person is not less than the amount that will be required to pay the probable Liability of such Person on its debts as they become absolute and matured; (c) such Person is able to pay its debts and other Liabilities as they mature in the normal course of business; and (d) such Person does not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date.

“Subsidiary” (whether or not capitalized) of any Person means any corporation, partnership, limited liability company, association, trust, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Tax” shall mean any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, severance, stamp, occupation, windfall profits, real property, personal property, capital stock, social security, unemployment, employment, escheat, unclaimed property, disability, payroll, license, employee,  withholding, or other tax, assessment, custom, duty, fee, levy or governmental charge of any kind whatsoever, including any interest, penalties or addition amounts in respect of the foregoing.

“Tax Losses” means any Taxes imposed on or relating to (a) the Sellers, (b) either of the Companies with respect to any Pre-Closing Date Tax Period or Interim Tax Period, (c) a Person with respect to any Pre-Closing Date Tax Period or Interim Tax Period for which either of the Companies has Liability under Law, including pursuant to Section 1.1502-6 of the Treasury Regulations or similar provision of other Tax Law, (d) either of the Companies with respect to any Pre-Closing Date Tax Period or Interim Tax Period as transferee or successor, by Contract or otherwise, (e) WinDoor’s status as an S corporation during any Pre-Closing Date Tax Period or Interim Tax Period, (f) the making of the Section 338(h)(10) Election, and (g) any Tax the responsibility of which is Sellers’ or Representative’s pursuant to Section 6.7.  For the avoidance of doubt, Tax Losses shall not include any Buyer Tax Responsibilities.

“Tax Return” shall mean any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) relating to Taxes (including any amendment thereof) and including Form FinCEN 114.

“Traficante Employment Agreement” shall mean that certain Employment Agreement between WinDoor and Russell J. Traficante dated April 1, 2014.

“Transaction Documents” means this Agreement, the Disclosure Schedules, the Escrow Agreement, the New Lease Documents, the Sell-Side Closing Certificates and the Buyer Certificates.

Section 1.2 Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) the word “including” shall mean “including, but not limited to”; and (iii) masculine gender shall also include the feminine and neutral genders, and vice versa.  Any reference in this Agreement to “made available” (other than in Section 6.2) means a document or other item of information that was provided or made available to Buyer and its representatives in that portion of the Sharefile virtual data room that was continuously accessible to Buyer and its representatives for at least three (3) Business Days prior to the date hereof; provided, that any documents or other items of information that were provided or made available to Buyer and its representatives less than three (3) Business Days prior to the date hereof in the folders (1) “November 23rd Requests” and (2) “Due Diligence Requests/Debt Financing Arrangements/4.1” of such ShareFile virtual data room as of 9:00 a.m. EST on the date of the Agreement shall be deemed to have been “made available” for the purposes of this Agreement; provided, however, that no document or other item of information shall be deemed to have been “made available” unless a legible copy thereof was so provided.

ARTICLE II

Sale and Purchase of the Shares and the Units; Purchase Price

Section 2.1 Sale and Purchase of the Shares and the Units. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, each Seller agrees to sell to Buyer, and Buyer agrees to purchase and accept from such Seller, such Shares and Units of such Seller as set forth on Schedule 3.4.

Section 2.2 Purchase Price.

(a) Subject to the adjustment set forth in Section 2.6, the aggregate consideration to be paid by Buyer for the Shares and the Units shall be an amount equal to (i) $102,000,000.00, plus (ii) the Positive NWC Adjustment, if any, or minus (iii) the Negative NWC Adjustment, if any, plus (iv) Closing Cash and Cash Equivalents, minus (v) Closing Indebtedness (other than the LT Note), minus (vi) Seller Expenses (the “Purchase Price”).  The Purchase Price shall be paid as provided in this Article II.

(b) In addition to the Purchase Price, Buyer shall pay to each Seller in accordance with such Seller’s applicable Allocation Percentage an amount, if any (the “Earnout Payment”) equal to (i) Net Revenue, multiplied by (ii) 5.9%, provided, however, that (A) the Earnout Payment shall be paid only in the event that Net Revenue during the Earnout Period exceeds $46,000,000.00 and (B) for purposes of calculating the Earnout Payment, Net Revenue shall be capped at Net Revenue of $50,998,000. The Earnout Payment will be paid to each Seller within three (3) Business Days after the amount of Net Revenue has been determined conclusively for the Earnout Period. Buyer shall deliver to the Representative, promptly after receipt of the results of KPMG’s audit of the Buyer’s books, the proposed calculation of Net Revenue which shall be prepared based upon the books and records of the Companies and based on the same principles and methodologies utilized in preparing the Financial Statements.  Any disputes involving the calculation of the Earnout Payment shall be resolved using the same methodology and procedures as used by Buyer and the Representative resolving disputes in Section 2.6

Section 2.3 Closing.  Subject to Section 6.3(b), the closing of the Transaction (the “Closing”) shall take place at the offices of Pepper Hamilton LLP, Hercules Plaza, Suite 5100, 1313 Market Street, Wilmington, DE  19899-1709 (or remotely via the exchange of documents and signatures), at 10:00 a.m., Eastern Standard Time on the third Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms cannot be satisfied until the Closing), or on such date and time as the parties shall mutually agree.  The Closing shall be deemed to be effective as of 11:59 p.m. Eastern Standard Time on the Closing Date.  The time and date of the Closing is herein called the “Closing Date.”

Section 2.4 Estimated Purchase Price. No later than two (2) Business Days prior to the anticipated Closing, the Companies or the Representative shall deliver to Buyer a good faith estimate of the Estimated Purchase Price, and reasonably detailed calculations demonstrating each component thereof, together with reasonable documentation to support such calculation, which shall include a good faith estimate of (v) Closing Cash and Cash Equivalents (“Estimated Closing Cash and Cash Equivalents”), (x) Closing Indebtedness (“Estimated Closing Indebtedness”), (y) Seller Expenses to the extent expected to remain unpaid at Closing (“Estimated Seller Expenses”) and (z) Net Working Capital (“Estimated Net Working Capital”), together with a statement of the calculation of Estimated Purchase Price and wire instructions for each Seller (as revised pursuant to the last sentence of this Section, the “Estimated Closing Statement”).  The Estimated Closing Statement shall be prepared based upon the books and records of the Companies and based on the same principles and methodologies utilized in preparing the Financial Statements.  The Companies will consider in good faith all comments made by Buyer to the Estimated Closing Statement and shall make such changes to the Estimated Closing Statement as they determine in good faith to be appropriate; provided, that, if the Companies determine in good faith that it is appropriate not to make any changes, then the Estimated Closing Statement shall be used at the Closing to determine the Estimated Purchase Price.

Section 2.5 Closing Payments and Actions.  Subject to the terms and conditions set forth in this Agreement, the parties hereto shall take the following actions or make the deliveries set forth below in this Section 2.5 on the Closing Date.

(a) Buyer shall pay to the Sellers, by wire transfer of immediately available funds to the account(s) designated by the Sellers in the Estimated Closing Statement, an amount in cash equal to the Estimated Purchase Price minus (i) the Adjustment Escrow Amount minus (ii) the Indemnity Escrow Amount.

(b) Buyer, the Representative and Wilmington Trust Escrow Services (the “Escrow Agent”) shall execute and deliver an escrow agreement in the form attached hereto as Exhibit B (the “Escrow Agreement”). On the Closing Date, Buyer shall deposit, or cause to be deposited, by wire transfer of immediately available funds, an amount equal to the Adjustment Escrow Amount into the Adjustment Escrow Account, and an amount equal to the Indemnity Escrow Amount into the Indemnity Escrow Account.  The Adjustment Escrow Amount and all amounts earned thereon (if any), less any disbursements or releases of funds therefrom, are referred to herein as the “Adjustment Escrow Funds”, and the Indemnity Escrow Amount and all amounts earned thereon (if any), less any disbursements or releases of funds therefrom, are referred to herein as the “Indemnity Escrow Funds.” The Escrow Agreement shall provide that the Adjustment Escrow Amount will be used to satisfy the Actual Adjustment, if any, pursuant to Section 2.6 and the Indemnity Escrow Amount will be used to satisfy Sellers’ and Seller Indemnitors’ obligations, if any, pursuant to Article IX hereof.  The Escrow Agreement shall also provide that on the date that is the fifteen (15) month anniversary of the Closing Date (the “Escrow Release Date”) any amounts remaining in the Indemnity Escrow Account (less any amount subject to an unresolved claim under Article IX pending as of the Escrow Release Date (a “Pending Claim”)) shall be released to the Representative for further distribution to the Sellers in accordance with their respective Allocation Percentages; provided that upon resolution of such Pending Claim, all funds previously withheld in respect of such Pending Claim shall be released in accordance with the terms of the Escrow Agreement within three (3) business days of the resolution of such Pending Claim. If any of the provisions of the Escrow Agreement regarding the treatment of the Adjustment Escrow Funds or the Indemnity Escrow Funds conflict with the provisions of this Agreement, the provisions of the Escrow Agreement shall prevail.

(c) Buyer shall repay, or cause to be repaid, on behalf of the Companies, all amounts necessary to discharge fully the then-outstanding balance of the Closing Indebtedness (other than the LT Note) to be repaid at the Closing, as set forth in pay-off letters delivered to Buyer by the Companies at least two (2) Business Days prior to the Closing Date, by wire transfer of immediately available funds to the account(s) designated in such pay-off letters.

(d) Buyer shall deliver to the Companies, or cause to be delivered to the Companies, immediately available funds in the amount of the Estimated Seller Expenses.

(e) The parties hereto shall make such other deliveries as are required by Sections 7.2 and 7.3.

Section 2.6 Adjustment to Purchase Price

(a) Preparation of the Final Statement of Purchase Price.

(i) As soon as practicable, but no later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to the Representative (A) a proposed calculation of the Net Working Capital as of the close of business on the Closing Date (the “Proposed Closing Date Statement of Net Working Capital”), (B) a proposed calculation of the Purchase Price (the “Proposed Purchase Price Calculation”) and reasonably detailed calculations demonstrating each component thereof (including the Positive NWC Adjustment (if any), the Negative NWC Adjustment (if any), Closing Cash and Cash Equivalents, Closing Indebtedness, and Seller Expenses), and (C) all work papers and copies of source documents that reasonably support and document Buyer’s determination of the Proposed Closing Date Statement of Net Working Capital and the Proposed Purchase Price Calculation.  The Proposed Closing Date Statement of Net Working Capital and the Proposed Purchase Price Calculation shall collectively be referred to herein from time to time as the “Proposed Closing Date Calculations.”  The Proposed Closing Date Calculations shall be prepared based upon the books and records of the Companies and based on the same principles and methodology utilized in preparing the Financial Statements.

(ii) Concurrently with the delivery of the Proposed Closing Date Calculations by Buyer to the Representative, Buyer also shall deliver to the Representative a notice (the “Notice of Adjustment”) setting forth Buyer’s calculation of the Actual Adjustment, if any, as contemplated by Section 2.6(b).  After the delivery of the Notice of Adjustment and the Proposed Closing Date Calculations until the expiration of the Review Period, Buyer shall (A) provide the Representative and its advisors with reasonable access to the personnel, work papers, trial balances and relevant books and records, and (B) give the Representative reasonable advance notice of, and permit the Representative and its advisors to observe, any physical inventory conducted, in connection with the preparation of the Proposed Closing Date Calculations.

(iii) Following receipt of the Notice of Adjustment and the Proposed Closing Date Calculations, the Representative and its advisors will be afforded a period of thirty (30) days (the “Review Period”) to review the Notice of Adjustment and the Proposed Closing Date Calculations.  If the Representative does not give written notice of dispute (a “Purchase Price Dispute Notice”) to Buyer before the expiration of the Review Period, the parties hereto agree that (A) the Proposed Closing Date Statement of Net Working Capital shall be deemed to set forth the Net Working Capital as of the close of business on the Closing Date, and (B) the Proposed Purchase Price Calculation shall be deemed to set forth the Purchase Price.  If the Representative gives a Purchase Price Dispute Notice to Buyer (which Purchase Price Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute) before the expiration of the Review Period, Buyer and the Representative will use reasonable efforts to resolve the dispute during the 30-day period commencing on the date Buyer receives the applicable Purchase Price Dispute Notice from the Representative.  If the Representative and Buyer do not obtain a final resolution within such 30-day period, then the items in dispute that were included in the Representative’s Purchase Price Dispute Notice shall be submitted immediately to McGladrey, LLP (the “Accounting Firm”).  The Accounting Firm shall be instructed to render a determination of the applicable dispute within 30 days after referral of the matter to the Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor.  Absent manifest error, the determination of the Accounting Firm shall be conclusive and binding upon the Representative, Buyer and the other parties hereto and judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.  The scope of the disputes to be resolved by the Accounting Firm is limited to only such items included in the Proposed Closing Date Calculations that the Representative has disputed in the Purchase Price Dispute Notice.  The Accounting Firm shall determine, based solely on documentation provided by the Companies, Buyer and the Representative and their respective representatives, and not by independent review, only those issues in dispute specifically set forth on the Purchase Price Dispute Notice.  In resolving any disputed item, the Accounting Firm shall be bound by the provisions set forth in this Section 2.6 and shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.  Buyer and the Representative will revise the Proposed Closing Date Calculations as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.6(a).  The “Final Statement of Purchase Price” shall mean the Proposed Purchase Price Calculation together with any revisions thereto pursuant to this Section 2.6(a).

(iv) In the event the Representative and Buyer submit any unresolved objections to the Accounting Firm for resolution as provided in Section 2.6(a)(iii) above, the fees and expenses of the Accounting Firm (x) shall be borne by Buyer in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by the Representative (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such items so submitted and (y) shall be borne by the Sellers in the proportion that the aggregate dollar amount of such disputed items so submitted that are unsuccessfully disputed by the Representative (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such items so submitted.

(b) Adjustment to Estimated Purchase Price.

(i) If the Actual Adjustment is a positive amount, (A) Buyer will pay to the Representative (for further credit to the Sellers in accordance with their respective Allocation Percentages) the full amount of the Actual Adjustment by wire transfer or delivery of other immediately available funds, in each case, within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.6(a) above and (B) Buyer and the Representative shall deliver joint written instructions to the Escrow Agent to release to the Representative (for further credit to the Sellers in accordance with their respective Allocation Percentages), all then-remaining Adjustment Escrow Funds.

(ii) If the Actual Adjustment is a negative amount, then within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.6(a) above, Buyer and the Representative shall deliver joint written instructions to the Escrow Agent to release to WinDoor or its designee from the Adjustment Escrow Account the lesser of (x) the absolute value of the full amount of the Actual Adjustment and (y) the Escrow Amount; provided, that if the absolute value of the Actual Adjustment is less than the then-remaining Adjustment Escrow Funds, then the portion of the Adjustment Escrow Funds remaining following such release to WinDoor or its designee shall be released to the Representative simultaneously with such release to WinDoor or its designee provided in the Escrow Agreement; provided, further, that if the absolute value of the Actual Adjustment is greater than the then-remaining Adjustment Escrow Funds, then the amount of such excess, but not to exceed the then-remaining Indemnity Escrow Funds, shall be released to Buyer from the Indemnity Escrow Account, as provided in the Escrow Agreement, and, within three (3) Business Days, the Sellers shall deposit, or cause to be deposited, into the Indemnity Escrow Account, by wire transfer of immediately available funds, an amount equal to the amount so released to Buyer from the Indemnity Escrow Account.

Section 2.7 Withholding.  Buyer and the Companies shall be entitled to deduct and withhold, or to instruct the Representative to deduct and withhold, from any amounts paid or payable to any Person pursuant to this Agreement such amount as such party is required to deduct and withhold with respect to such payment under the Code, or any provision of applicable Law; provided, that if the Representative is requested to deduct and withhold any such amounts, then the instructing party shall cooperate and provide such information as may be necessary to do so.  To the extent that amounts are so withheld and actually remitted to the applicable Governmental Authority, such withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

Representations and Warranties of the Sellers

Each Seller hereby, severally but not jointly, represents and warrants to Buyer as follows:

Section 3.1 Power and Authority.  Such Seller has the requisite power and authority to enter into this Agreement and each other Transaction Document to which such Seller is a party, to carry out his, her or its obligations hereunder and thereunder, and to consummate the Transaction.  The execution and delivery by such Seller of this Agreement and each other Transaction Document to which such Seller is a party, the performance of his, her or its obligations hereunder and thereunder, and the consummation of the Transaction, have been duly authorized by all requisite action on the part of such Seller.  This Agreement has been duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Enforceability Exceptions”).

Section 3.2 Noncontravention; Consents.

(a) Except as set forth on Schedule 3.2(a), neither the execution, delivery and performance by such Seller of this Agreement, nor the consummation of the Transaction, will, with or without the giving of notice or the lapse of time or both (i) contravene, conflict with, or result in a violation of any Law or Order binding upon or applicable to such Seller, (ii) violate any provision of the Organizational Documents of such Seller (if applicable), (iii) give to others (other than Buyer) any rights (including rights of termination, foreclosure, cancellation or acceleration) in or with respect to such Seller’s Shares, (iv) create or impose any Liens, other than Permitted Liens, on the assets or properties of the Companies, or (v) result in a violation or breach of any Contract by which such Seller is bound, where any such violation or breach would adversely affect the consummation of the Transaction.

(b) No notices, reports or other filings are required to be made by such Seller with, nor are any consents, registrations, approvals, permits, Orders or authorizations required to be obtained by, such Seller from, any Governmental Authority or other Person in connection with such Seller’s execution and delivery of this Agreement and each other Transaction Document to which such Seller is a party, the performance by such Seller of its, his or her obligations hereunder and thereunder, and the consummation by such Seller of the Transaction, other than (i) the consents set forth in Schedule 3.2(b), and (ii) authorizations necessary pursuant to the HSR Act.

Section 3.3 Legal Proceedings.  There are no Legal Proceedings pending or, to such Seller’s knowledge, threatened against or by such Seller that challenges or seeks to prevent, enjoin or otherwise delay the Transaction.  Such Seller is not subject to any Order that challenges, enjoins, alters or could materially delay the Transaction.

Section 3.4 Ownership of the Shares and Units.  Such Seller owns, of record and beneficially, all of the Shares and Units being sold hereunder by such Seller as set forth on Schedule 3.4, free and clear of any Liens (other than restrictions under the Securities Act and state securities Laws).  At the Closing, Buyer will obtain good, valid and marketable title to such Seller’s Shares and Units, free and clear of all Liens.  Other than the LTE First Amended and Restated Limited Liability Company Agreement, dated January 19, 2015, there are no shareholder or other agreements to which such Seller is a party affecting the right of the Seller to convey his, her or its Shares or Units to Buyer or any other right of such Seller with respect to his, her or its Shares.

Section 3.5 Brokers.  Such Seller has no obligation to pay any fee, commission, or other compensation to any investment banker, broker, finder, or agent (other than the Escrow Agent) retained by or authorized to act on behalf of such Seller with respect to the Transactions.

Section 3.6 Affiliate Transactions.  Except as set forth on Schedule 3.6, neither such Seller nor any Affiliate or member of such Seller’s family is a party to any Contract or transaction with either of the Companies, or has any interest in any property (real, personal, tangible, intangible or mixed) used by either the Companies (in any such case, an “Affiliate Arrangement”).

ARTICLE IV

Representations and Warranties of the Seller Parties

Each of WinDoor and LTE, jointly and severally, and each of R. Frank Lukens, Jr. Revocable Trust dated December 20, 2005, Kristy Lynn Thacker and Jerry Decker, severally and not jointly (each of the foregoing, a “Seller Party”), hereby represents and warrants to Buyer as follows:

Section 4.1 Organization and Qualification.

(a) WinDoor is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  WinDoor is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary and where the failure to be so qualified, licensed or in good standing would have a Material Adverse Effect.  All necessary corporate actions have been taken by WinDoor in connection with the authorization and delivery of this Agreement.

(b) LTE is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Florida, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  LTE is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary and where the failure to be so qualified, licensed or in good standing would have a Material Adverse Effect.  All necessary limited liability company actions have been taken by LTE in connection with the authorization and delivery of this Agreement.

Section 4.2 Power and Authority.  Each of the Companies has the requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Transaction.  The execution and delivery by each of the Companies of this Agreement, the performance of its obligations hereunder, and the consummation of the Transaction, have been duly authorized by all requisite action on the part of each of the Companies.  This Agreement has been duly executed and delivered by each of the Companies and, assuming the due authorization, execution and delivery by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of each of the Companies, enforceable against each of the Companies in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

         Section 4.3 Capitalization; Subsidiaries.

(a) The authorized capital stock of WinDoor consists of 2,000 shares of common stock, $0.01 par value per share.  All of such shares have been issued and are outstanding.  All of the outstanding shares of stock of WinDoor are owned by the Sellers and WinDoor has no other equity interests authorized, issued or outstanding.  All of the issued and outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable, and have not been issued in violation of any preemptive or any other third party rights.  Other than this Agreement, there are no offers, options, warrants, rights, stock appreciation rights, proxies, agreements, understandings or commitments of any kind (contingent or otherwise) relating to the issuance, conversion, exchange, registration, voting, sale, transfer or redemption of any equity interests or other securities of WinDoor or obligating WinDoor or any other Person to purchase, redeem or otherwise acquire any equity interests or other securities of WinDoor. The stock records of WinDoor fairly and accurately reflect the record ownership of all of its outstanding shares of capital stock since the effective date of WinDoor’s election to be treated as an S corporation within the meaning of Section 1361 of the Code.  WinDoor has delivered or made available to Buyer or its representatives complete and correct copies, as of the date hereof, of all such minute books and stock records.

(b) WinDoor has no direct or indirect Subsidiaries. WinDoor does not, directly or indirectly, own, nor has it owned during the past three (3) years, any equity interest or other securities (including any securities exercisable or exchangeable for or convertible into capital stock of or other voting or equity interest in) in any other corporation, association, partnership, joint venture, business organization or limited liability company or other entity, nor has WinDoor entered into any agreement, arrangement or understanding to make any such investment.  WinDoor has never conducted its business under any other name (i.e. “trading” or “doing business as”), except as set forth on Schedule 4.3(b).

(c)  The ownership interests of LTE consist of 100 membership units, all of which are issued and outstanding.  All of the outstanding membership units of LTE are owned by the Sellers and LTE has no other equity interests authorized, issued or outstanding.  All of the issued and outstanding membership units have been duly authorized and validly issued, are fully paid, and have not been issued in violation of any preemptive or any other third party rights.  Other than this Agreement, there are no offers, options, warrants, rights, proxies, agreements, understandings or commitments of any kind (contingent or otherwise) relating to the issuance, conversion, exchange, registration, voting, sale, transfer or redemption of any equity interests or other securities of LTE or obligating LTE or any other Person to purchase, redeem or otherwise acquire any equity interests or other securities of LTE. The records of LTE fairly and accurately reflect the record ownership of all of its outstanding membership units.  LTE has delivered or made available to Buyer or its representatives complete and correct copies, as of the date hereof, of all such records.

(d) LTE has no direct or indirect Subsidiaries. LTE does not, directly or indirectly, own, nor has it owned during the past three (3) years, any equity interest or other securities (including any securities exercisable or exchangeable for or convertible into capital stock of or other voting or equity interest in) in any other corporation, association, partnership, joint venture, business organization or limited liability company or other entity, nor has LTE entered into any agreement, arrangement or understanding to make any such investment.  LTE has never conducted its business under any other name (i.e. “trading” or “doing business as”), except as set forth on Schedule 4.3(d).

Section 4.4 Noncontravention; Consents.

(a) Neither the execution, delivery and performance by either of the Companies of this Agreement and each other Transaction Document to which it is a party, nor the consummation of the Transaction, will, with or without the giving of notice or the lapse of time or both, (i) contravene, conflict with, or result in a violation in any material respect of any Law or Order binding upon or applicable to either of the Companies, (ii) violate any provision of the Organizational Documents of either of the Companies, (iii) give to others (other than Buyer) any rights (including rights of termination, foreclosure, cancellation or acceleration) in or with respect to either of the Companies or the Shares or the Units, (iv) create or impose any Liens, other than Permitted Liens, on the assets or properties of either of the Companies, or (v) result in a violation or breach in any material respect of any Contract by which either of the Companies is bound.

(b) No notices, reports or other filings are required to be made by such Seller with, nor are any consents, registrations, approvals, permits, Orders or authorizations required to be obtained by, such Seller from, any Governmental Authority or other Person in connection with such Seller’s execution and delivery of this Agreement, the performance by such Seller of its, his or her obligations hereunder, and the consummation by such Seller of the Transaction, other than (i) the consents set forth in Schedule 4.4(b), and (ii) authorizations necessary pursuant to the HSR Act.

Section 4.5 Financial Statements; Undisclosed Liabilities; Indebtedness.

(a) Copies of the Companies’ (i) audited consolidated financial statements consisting of the consolidated balance sheets of the Companies as of December 31 in each of the years 2014, 2013 and 2012 and the related consolidated statements of income and cash flows for the years then ended (the “Audited Financial Statements”), and (ii) unaudited combined financial statements consisting of the unaudited combined balance sheets of the Companies (the “Balance Sheet”) as of each of September 30, 2015 (the “Balance Sheet Date”), June 30, 2015 and March 31, 2015 and, in each case, the related unaudited combined statements of income and cash flows for each applicable three-month period (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered or made available to Buyer.  The Financial Statements have been prepared from the books and records of the Companies, have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes, and, on that basis, present fairly in all material respects the financial condition the Companies as of the respective dates they were prepared and the results of the operations of the Companies for the periods indicated.  Each of the Companies maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s authorization, and (ii) transactions are recorded in a timely manner and as necessary to permit preparation of Financial Statements in accordance with GAAP and to maintain accountability for earnings and assets.  During the periods covered by the Financial Statements, the Companies’ external auditors were independent of the Companies and their respective management.

(b) Except as set forth on Schedule 4.5(b), neither of the Companies has any Liabilities required to be disclosed on a balance sheet prepared in accordance with GAAP except: (i) those which are adequately reflected, reserved against, or otherwise described on the Balance Sheet as of the Balance Sheet Date, (ii) those which have been incurred in the Ordinary Course of Business since the Balance Sheet Date, and (iii) those under the executory portion of any Material Contract.

(c) Schedule 4.5(c) sets forth all of the Indebtedness of the Companies as of the date of this Agreement.

Section 4.6 Legal Proceedings.

(a) Except as set forth on Schedule 4.6(a), for the past three (3) years there have not been, and there are no, Legal Proceedings pending, settled or, to such Seller Party’s Knowledge, threatened, (i) against or by either of the Companies, its managers, officers, properties or assets, (ii) that relate to the Shares or the Units, or (iii) that would reasonably be expected to present a claim that challenges or seeks to prevent, enjoin or otherwise delay the Transaction.

(b) Neither of the Companies are subject to any outstanding Order (i) affecting either of the Companies, their respective directors, officers, properties or assets, (ii) that relates to the Shares or the Units or respective businesses of the Companies, or (iii) against such Seller Party that would reasonably be expected to prevent the consummation of the Transaction.

Section 4.7 Compliance with Laws; Permits.  Except as set forth on Schedule 4.7(1), each of the Companies has been during the past three (3) years and is, in compliance in all material respects with all Laws applicable to it and its assets, business, properties and operations.  Schedule 4.7(2) sets forth all material permits, licenses, certificates, approvals, consents, registrations, filings, accreditations, or other similar authorizations, certificates of occupancy or regulatory plans, compliance standards or approvals granted or issued by any Governmental Authority or pursuant to any Law which are required for each of the Companies to own, lease and maintain its properties and for the operation of the respective businesses of the Companies as currently conducted (including those relating to any Notice of Acceptance and the National Fenestration Rating Council) (“Permits”).  All Permits are in full force and effect, and the Companies are in compliance with the terms of all such Permits.

Section 4.8 Absence of Changes

(a) Since December 31, 2014, there has not occurred a Material Adverse Effect and each of the Companies has conducted its business only in, and has not engaged in any transaction other than in accordance with, the Ordinary Course of Business.

(b) Since December 31, 2014, WinDoor has not taken any action that would result in a revocation or termination of WinDoor’s status as a validly electing S corporation, under any applicable federal or state Tax Law; and LTE has not taken any action that would result in LTE being treated as other than a partnership under any applicable federal or state Tax Law.

(c) Except as set forth on Schedule 4.8(c), since December 31, 2014, neither of the Companies has:

(i) purchased or redeemed any of its capital stock or membership interests, or granted or issued any option, warrant or other right to purchase or acquire any such capital stock or membership interests;

(ii) paid, cancelled, incurred, waived, settled or discharged or satisfied any Indebtedness, Legal Proceeding, or Liability, except in the Ordinary Course of Business;

(iii) encumbered any of its properties or assets, tangible or intangible, except for Permitted Liens, Liens incurred in the Ordinary Course of Business consistent with past practice, or sold, transferred or otherwise disposed of any assets, properties or rights of its business, except Inventory sold in the Ordinary Course of Business and sales of obsolete machinery sold in the Ordinary Course of Business;

(iv) (i) granted any increase in the salaries or other compensation payable or to become payable to, or any advance (excluding advances for ordinary business expenses consistent with past practice) or loan to, any officer, manager, director, member,  employee or independent contractor of such Company (other than normal increases in salaries for employees (other than officers and directors) not in excess of five percent (5%) per annum made in the Ordinary Course of Business), or any increase in, or any addition to, other benefits (including any bonus, profit-sharing, pension, change in control, severance or other plan) to which any of the officers, managers, directors, members, shareholders, employees or independent contractors may be entitled, or any payments to any pension, retirement, profit-sharing, bonus or similar plan except payments in the Ordinary Course of Business made pursuant to the Benefit Plans, or any other payment or benefit of any kind to or on behalf of any officer, manager, director, member, shareholder, employee or independent contractor other than payment of base compensation and reimbursement for reasonable expenses in the Ordinary Course of Business, (ii) hired any new employee (other than to fill a vacancy) who receives a salary in excess of $50,000 per year, (iii) failed to make contributions to the Benefit Plans in accordance with past practice, or (iv) engaged in any layoff of employees in excess of ten (10) in any thirty (30)-day period;

(v) entered into, terminated, adopted or amended, in any material respect, any employment, change in control or severance agreement or any other Benefit Plan or collective bargaining agreement;

(vi) suffered any deterioration or, to such Seller Party’s Knowledge, received any threat of any deterioration in any of its relations with, or any loss or, to such Seller Party’s Knowledge, threat of loss of, any of the Top Suppliers, distributors, Top Customers or employees, in each case, where such deterioration or loss is material to the business of such Company;

(vii) disposed of or failed to keep in effect any rights in, to or for the use of any Intellectual Property, franchise, license, Permit or certificate material to the business of such Company;

(viii) changed in any material respect the method of keeping of its books of account or accounting practices;

(ix) entered into any transaction or agreement outside the Ordinary Course of Business or with any officer, director, shareholder or other Affiliate of such Company or any “associates” (as defined in the rules and regulations of the Securities and Exchange Commission) of any of the foregoing;

(x) made, authorized or deferred any single capital expenditure in excess of $25,000, or capital expenditures in excess of $100,000 in the aggregate;

(xi) changed or modified its existing credit, collection and payment policies, procedures and practices with respect to accounts receivable and accounts payable, respectively, including acceleration of collections of accounts receivable, failure to make or delay in making collections of accounts receivable (whether or not past due), acceleration of payment of accounts payable or failure to pay or delay in payment of accounts payable;

(xii) suffered any material damage, destruction, theft, loss or business interruption;

(xiii) other than in the Ordinary Course of Business, made any declaration, payment or setting aside for payment of any dividend or other distribution (whether in cash, stock or property) with respect to any capital stock or membership interests of such Company;

(xiv) made, changed or revoked any Tax election, changed any method of Tax accounting, settled or compromised any Tax liability, filed any amended Tax Return, or entered into any agreement or arrangement with respect to Taxes;

(xv) waived or released any material right or claim of such Company, or effected any modifications, amendments or terminations of any Contracts, which are, in the aggregate, materially adverse to such Company or its business; or

(xvi) entered into any Contract to do any of the foregoing.

Section 4.9 Material Contracts.

(a) Schedule 4.9 sets forth a list of the following types of Contracts (collectively, the “Material Contracts”) to which either of the Companies is a party or by which any of its properties or assets are bound:

(i) all Contracts that relate to the sale of any of such Company’s assets, other than in the Ordinary Course of Business, or to the acquisition by such Company of capital equipment or fixed assets;

(ii) all Contracts that relate to such Company’s acquisition of any Person, a material amount of stock or fifty percent (50%) or more of the assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(iii) all Contracts that limit or purport to limit the ability of such Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(iv) all Contracts providing for indemnification by such Company, except for any such Contract that is (A) entered into in the Ordinary Course of Business or (B) entered into in connection with the purchase or sale of any entity or business;

(v) all Contracts relating to any Indebtedness;

(vi) all Contracts relating to the employment of any Company Employee or any other consulting, sales agency, sales representative or independent contractor agreement;

(vii) the Real Property Leases;

(viii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, marketing and advertising Contracts;

(ix) other than and excluding licenses for generally available commercial Software products supplied under end user licenses, any licenses, sublicenses and other material Contracts (including any right to receive or obligation to pay royalties or any other consideration) relating to Intellectual Property;

(x) all collective bargaining Contracts;

(xi) all Contracts with a Top Customer or Top Supplier;

(xii) all customer or vendor purchase orders the performance of which are reasonably expected to involve consideration in excess of $50,000 after the Closing;

(xiii) all outstanding powers-of-attorney or similar powers granted by such Company for any purpose whatsoever;

(xiv) all Affiliate Arrangements; and

(xv) any other Contracts the performance of which is reasonably expected to result in future payments to or by such Company in excess of $50,000 per annum.

(b) Except as set forth on Schedule 4.9(b), neither of the Companies nor, to such Seller Party’s Knowledge, any other party, is in, or has received written notice of, any violation or breach of or default under (including any condition that with the passage of time or the giving of notice would cause such a violation or default under) any Material Contract.  Each Material Contract is a valid and binding agreement of the applicable Company, and is in full force and effect, and is enforceable against such Company, and, to such Seller Party’s Knowledge, each other party thereto, in accordance with its terms, except as limited by the Enforceability Exceptions.  Neither Company nor, to such Seller Party’s Knowledge, any other party has repudiated any provision of any Material Contract to which such Company is a party.  A copy of each Material Contract has been made available to Buyer.

Section 4.10 Accounts Receivable, Accounts Payable and Inventory.

(a) The accounts receivable of WinDoor reflected on the Balance Sheet are stated thereon in accordance with GAAP, consistently applied, and have arisen from bona fide transactions entered into by WinDoor involving the sale of goods actually made or the actual rendering of services in the Ordinary Course of Business. All accounts receivable that arose after the Balance Sheet Date have been recorded on the books and records of WinDoor in accordance with the Ordinary Course of Business and have arisen from bona fide transactions entered into by WinDoor involving the sale of goods actually made or the actual rendering of services in the Ordinary Course of Business. There are no pending or, to such Seller Party’s Knowledge, asserted disputes, refusals to pay or other rights of setoff against any of such accounts receivable.  Nothing contained in this Section 4.10 shall constitute a guarantee by either of the Companies or any other Person of the collectability of any accounts receivable.  LTE does not have any accounts receivable.

(b) Schedule 4.10(b) lists: (i) all accounts payable of each of the Companies as of the Balance Sheet Date and the aging thereof, and (ii) any customer deposits or other deposits held by each of the Companies.  All accounts payable of each Company that arose after the Balance Sheet Date have been recorded on the accounting books and records of such Company in accordance with such Company’s past practice in accordance with GAAP, consistently applied.  All of the accounts payable reflected on the Balance Sheets of each Company are stated thereon in accordance with GAAP, consistently applied, represent bona fide transactions for purchases actually made or services actually received by such Company and arose in the Ordinary Course of Business.

(c) WinDoor’s Inventory is of good and merchantable material, is of a quality and quantity usable or salable in the Ordinary Course of Business, subject to reserves for obsolete, damaged, defective or slow-moving Inventory reflected on the Balance Sheets which have, in a manner consistent with the historical accounting policies and procedures of WinDoor, been written off or written down to fair market value or for which adequate reserves have been established.  Such Inventory is carried on the books and records of WinDoor in accordance with GAAP, using the same accounting methods, historical policies, practices, principles and procedures with consistent classifications and estimation methodologies as were used in the preparation of the Financial Statements.  All of the raw materials and work in process Inventory of WinDoor reflected on the Balance Sheets and all Inventory acquired since the Balance Sheet Date can reasonably be expected to be consumed, obsoleted, written down or written off in the Ordinary Course of Business.  LTE does not have any Inventory.

Section 4.11 Title to Assets.

(a) Each of the Companies has good and valid title to, or a valid leasehold interest in, all of its material tangible personal property and other assets, other than properties and assets sold or otherwise disposed of in the Ordinary Course of Business. All of such assets are reflected in the Financial Statements or were acquired after the Balance Sheet Date. All such material properties and assets (including leasehold interests) are free and clear of Liens, other than the Permitted Liens and Liens securing the Closing Indebtedness.

(b) Such material property and assets owned or leased by each of the Companies are in good condition and repair, subject to maintenance and ordinary wear and tear, comply in all respects with all applicable Laws as in effect as of the Closing Date, and are, in the aggregate, sufficient for the conduct of the respective businesses of the Companies as presently conducted.

Section 4.12 Real Property.

(a) Neither of the Companies own any real property.  Schedule 4.12(a)(1) contains a list by street address or location of all leases and subleases under which each of the Companies is lessee or lessor (collectively, the “Real Property Leases” and the real property to which such Real Property Leases relate, the “Leased Real Property”).  Pursuant to the Real Property Leases, each of the Companies has a validly existing and enforceable leasehold interest in the Leased Real Property leased thereunder, subject to the terms of each such Real Property Lease.  The Leased Real Property constitutes all of the real property used or occupied by each of the Companies in connection with the operation of the respective businesses of the Companies.  The Real Property Leases are in full force and effect and there are no other amendments, agreements or understandings relating to the Real Property Leases.  To such Seller Party’s Knowledge, the Leased Real Property is not subject to any Lien (other than a Permitted Lien).  Each Real Property Lease is free and clear of all Liens (other than Permitted Liens and except for Liens expressly imposed under the terms of any Real Property Leases).  All rent, additional rent and other charges due under the Real Property Leases has been paid in full through October 31, 2015. There are no rent concessions, abatements, or contributions owed either of the Companies under the Real Property Leases. There are no defaults on the part of either of the Companies or, to such Seller Party’s Knowledge, the landlords under the Real Property Leases and neither of the Companies has received notice of any breach or default under any Real Property Lease, and to such Seller Party’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would reasonably be expected to constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease.  To such Seller Party’s Knowledge, each of the Companies has performed in all material respects all of the obligations on its part to be performed under the Real Property Leases as of the date hereof.

(b) The use and operation of the Leased Real Property in the conduct of the respective businesses of the Companies complies in all material respects with all building, zoning, fire, health and Environmental Laws.  Neither of the Companies has received written notice that the use or occupancy of the Leased Real Property violates in any material respect any covenants, conditions or restrictions that encumber such property, or that any such property is subject to any restriction for which any material permits necessary to the current use thereof have not been obtained.  There are no actual or, to such Seller Party’s Knowledge, threatened or imminent changes in the present zoning of any Leased Real Property or any part thereof or any restrictions, limitations or regulations issued, or, to such Seller Party’s Knowledge, proposed or under consideration by any Governmental Authority having or asserting jurisdiction over the Leased Real Property.

(c) Neither of the Companies has subleased any Leased Real Property. Except as set forth on Schedule 4.12(c), there are no parties, other than the Companies, in possession of the Leased Real Property or any portion of the Leased Real Property.  The Leased Real Property is not subject to any third-party licenses, concessions, leases or tenancies of any kind.  Neither of the Companies has otherwise granted any third party any right to use or occupy any portion of the Leased Real Property, and there is no Person in physical possession of any portion of the Leased Real Property.  Neither of the Companies has assigned or transferred any interest in any of the Real Property Leases.

(d) There are no pending or, to such Seller Party’s Knowledge, threatened, condemnation or other Legal Proceedings or claims relating to any of the Leased Real Property.  Except as set forth on Schedule 4.12(d), the consummation of the Transaction or any other Transaction Document will not require any consent or approval of any landlord or sublandlord under any Real Property Lease, result in any increase in rent or penalty to the party that is a tenant or subtenant thereunder or result in the early termination of any Real Property Lease.

Section 4.13 Employee Benefits.

(a) Schedule 4.13(a) lists each Benefit Plan.

(b) With respect to each Benefit Plan, WinDoor has delivered or made available to Buyer (i) a complete and correct copy of such plan or, if not written, a summary of such plan, (ii) the most recent Internal Revenue Service advisory or opinion letter, if applicable, (iii) the current summary plan description, if applicable, (iv) the two (2) most recent annual reports (Form 5500 series or equivalent if required under applicable Law), (v) the most recent actuarial valuation report, if applicable, (vi) all current trust agreements and insurance contracts relating to the funding or payment of benefits under any Benefit Plan, and (vii) any material communication during the six (6) year period prior to the date hereof with the Internal Revenue Service, Department of Labor or any other Governmental Authority relating to a Benefit Plan.

(c) Each Benefit Plan has been administered in material compliance with its terms and applicable Laws, including ERISA and the Code, as applicable.  Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable advisory or opinion letter issued by the IRS.  There are no existing circumstances or any events that have occurred that could reasonably be expected to affect adversely the qualified status of any such Benefit Plan.  WinDoor is not subject to any liability pursuant to Section 502 of ERISA or any Tax imposed pursuant to Sections 4975 or 4976 of the Code.  There are no pending or, to such Seller Party’s Knowledge, threatened claims (other than routine claims for benefits) against any Benefit Plan or any trust related thereto which could reasonably be expected to result in any liability to WinDoor, and no audit or other Legal Proceeding by a Governmental Authority with respect to any Benefit Plan is pending, or to such Seller Party’s Knowledge, threatened.

(d) Neither WinDoor nor any ERISA Affiliate sponsors, participates in or contributes to, or has in the past six (6) years sponsored, participated in or contributed to, or has any current or contingent obligation or liability in respect of, a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code.

(e) All contributions or other material amounts payable by WinDoor as of or prior to the date of this Agreement with respect to each Benefit Plan in respect of current or prior plan years will have been paid, made or accrued for all services prior to the Closing Date.

(f) Other than in accordance with Section 4980B of the Code or as part of a severance arrangement for a period not to exceed twelve (12) months, no Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(g) Except as set forth in Schedule 4.13(g), the consummation of the Transaction will not, either alone or in combination with another event, (i) entitle any Company Employee to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Employee, or (iii) otherwise give rise to any material liability under any Benefit Plan or any employment or individual consulting agreement.  No amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the Transactions (either alone or in combination with any other event) or by any of the Transaction Documents, by any employee, officer, director or other service provider of WinDoor who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h) Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder during the respective time periods in which such operational or documentary compliance has been required.

Section 4.14 Labor and Employment Matters.

(a) Schedule 4.14(a)(1) sets forth an accurate list of all employees of WinDoor as of the date of this Agreement (the “Company Employees”) their names, job titles, start dates, current annual salary or hourly rate (as applicable), bonuses paid or accrued in 2014 or 2015 and their classification under the Fair Labor Standards Act (i.e. “exempt” or “non-exempt”).  Except as set forth on Schedule 4.14(a)(2), no such Company Employee is absent on military, family, disability or other extended leave of absence.  Except as set forth on Schedule 4.14(a)(3), WinDoor is not party to any written employment agreements with respect to any Company Employee.

(b) WinDoor is in compliance in all material respects with all applicable Laws pertaining to employment and employment practices. There are no Legal Proceedings against WinDoor pending, or to such Seller Party’s Knowledge, threatened to be brought or filed, in connection with the employment of any Company Employee, independent contractor,  former employee, or former independent contractor of WinDoor.  WinDoor has timely paid each Company Employee and independent contractor all wages and other compensation and is not liable for any arrears or underpayment to any such Company Employee and independent contractor.  To such Seller Party’s Knowledge, no independent contractor is represented by a union, works council, or other labor organization. WinDoor is not in material breach of any Contract for the employment of any individual.

(c) WinDoor is not a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any Company Employee and there are no  pending strikes, labor disputes, work stoppages, requests for representation, pickets, work slow-downs or other labor disagreements or any disputes that involve the labor or employment relations of WinDoor (collectively “Labor Disputes”), nor have there been any such Labor Disputes in the past three years.  No union organizational campaign is in progress or, to such Seller Party’s Knowledge, threatened with respect to the employees of WinDoor (and no such campaign has occurred in the past three years) and, to such Seller Party’s Knowledge, no question concerning union representation of such employees exists (or has existed in the past three years).  WinDoor has not, within the past three years, used the services of unpaid interns or volunteers.

(d) There has been no “mass layoff” or “plant closing” as defined by the WARN Act with respect to the current or former employees of WinDoor.

Section 4.15 Environmental Matters.

(a) Except as set forth in Schedule 4.15(a), each of the Companies has been, and is, in material compliance with all Environmental Laws.  Neither of the Companies has received from any Person any Environmental Notice or Environmental Claim.

(b) Each of the Companies has obtained and is in material compliance with all Permits required by the Environmental Law (“Environmental Permits”) necessary for the ownership, lease, operation or use of the business or assets of such Company.  All Environmental Permits are in full force and effect, and neither of the Companies has received any written notice that a Governmental Authority intends to revoke, deny or materially alter any such Environmental Permit.  All Environmental Permits are identified on Schedule 4.15(b).

(c) Except as set forth on Schedule 4.15(c), to such Seller Party’s Knowledge, there has been no release of Hazardous Materials by either of the Companies at the Leased Real Property or any other real property formerly owned, leased or operated by either of the Companies in contravention of Environmental Laws (i) except in material compliance with Environmental Laws, or (ii) which could reasonably be expected to result in an exposure to Hazardous Materials above a regulatory limit or criteria imposed by any Environmental Law or any liability to either of the Companies, including but not limited to requiring a cleanup, removal, response activity, remediation, or corrective action by either of Companies pursuant to any Environmental Law.

(d) Except as set forth on Schedule 4.15(d), to such Seller Party’s Knowledge, no sumps, pits, lagoons, or aboveground or underground storage tanks containing Hazardous Materials are, or have been, located on or under the Leased Real Property.

(e) Except as attached to Schedule 4.15(c), neither any Seller nor either Company has in its, his or her possession or control any environmental or health and safety audits, reports, investigations, or assessments, including any Phase I environmental site assessment reports or Phase II environmental site assessment reports, any documents related to the use, handling, storage or disposal of Hazardous Material, any documents related to any notice of violation or potential liability related to Hazardous Material or arising under Environmental Laws, any documents related to required Environmental Permits, and any documents related to any civil, administrative or criminal proceeding pending or threatened against the Sellers or either of the Companies, or any other person relating to the condition of or activities at the Leased Real Property or any other real property formerly owned, leased, operated, or used by either of the Companies.

Section 4.16 Insurance.  Each of the Companies and their respective business and properties are insured to the extent specified under the insurance policies listed on Schedule 4.16(1).  A list of all claims filed under each policy during the past three years is set forth on Schedule 4.16(2).  All such policies are in full force and effect as of the date hereof and, to such Seller Party’s Knowledge, will continue in effect until the Closing Date.  Except as set forth on Schedule 4.16(3), neither of the Companies has (i) been in breach or default (including with respect to the payment of premiums or the giving of notices) with respect to its obligations under any insurance policy, or (ii) for the last three (3) years, been denied insurance coverage.  Neither of the Companies has received any written notice that any such insurance policy will be cancelled or terminated or will not be renewed on substantially the same terms as are now in effect.

Section 4.17 Taxes.

(a) Schedule 4.17(a) lists the effective date of the election made by or on behalf of WinDoor pursuant to Section 1362 of the Code (to be treated as an S corporation) and the effective date of any election made under any other provision of state or local Law which has a similar effect.

(b) WinDoor has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code at all times since the effective date of WinDoor’s election to be treated as an S corporation within the meaning of Section 1361 of the Code, and has complied with the requirements of the Code to maintain such S corporation status.  WinDoor has been a validly electing S corporation at all times for all state Tax purposes where WinDoor is or may be subject to Tax and has complied with all Laws to maintain such status.  The Sellers or WinDoor have provided valid copies of all elections described on Schedule 4.17(a), and notices of acceptances, if any, from the relevant Governmental Authority of such elections.

(c) WinDoor has not in the past ten (10) years (i) acquired assets from another corporation in a transaction in which its Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor, (ii) acquired the stock of any corporation that is a “qualified subchapter S subsidiary” within the meaning of Section 1361 of the Code, or (iii) been treated or classified as other than a validly electing S corporation for federal income Tax purposes.  WinDoor has not become a successor to another corporation following an acquisition of assets from that corporation in a transaction described in Section 381 of the Code.  LTE has been at all times since its inception validly treated as a partnership for income Tax purposes.

(d) All income and other material Tax Returns required to be filed by or with respect to either of the Companies have been timely filed (taking into account all applicable extensions of time to file) and such Tax Returns are true, correct and complete in all material respects.  All Taxes due and owing by each of the Companies (whether or not shown on a Tax Return) have been timely paid.  Neither of the Companies has received written notice from, and to such Seller Party’s Knowledge there is no claim made by, any Governmental Authority in any jurisdiction where either of the Companies does or did not file Tax Returns that either of the Companies is or may be subject to Tax by that jurisdiction.  Neither of the Companies has been a member of an affiliated, combined, consolidated, unitary or similar group for Tax purposes within the last 5 years.

(e) Each of the Companies has withheld all Taxes from payments to employees, agents, contractors, nonresidents and any other Person required by applicable Tax Law to be withheld.  Such amounts have been remitted to the appropriate Governmental Authority and all material forms required to be prepared in connection therewith by applicable Tax Law have been properly completed in all material respects and timely provided to or filed with the appropriate Governmental Authority. No audits of either of the Companies with respect to Taxes by any Governmental Authority are currently in progress and, to such Seller Party’s Knowledge, no such audits are proposed or threatened. Neither of the Companies has ever been the subject of an audit with respect to Taxes. All Tax deficiencies asserted, or assessments made, against either of the Companies for which either of the Companies is or was liable have been fully paid. Neither of the Companies has entered into any agreement or waiver providing for any extension or waiver of any applicable statutes of limitations with respect to any Taxes or extension of time with respect to a Tax assessment or deficiency, which extension or waiver is still in effect.

(f) There are no Liens for unpaid Taxes on any assets of either of the Companies, other than Permitted Liens.

(g) Neither of the Companies has been a party to, or bound by, any Tax indemnity, Tax-sharing or Tax allocation agreement.  Neither of the Companies has been liable for the Taxes of any other Person, whether by Contract, as a transferee or successor, pursuant to applicable Law, or otherwise.

(h) Neither of the Companies has (i) engaged in any reportable transaction as defined in Section 6707A(c)(i) of the Code or a listed transaction as defined in Treasury Regulation Section 1.6011-4(b), or (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign Law.

(i) Neither of the Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for any taxable period ending on or prior to the Closing Date, (ii) installment or open transaction disposition made on or prior to the Closing Date,  (iii) prepaid amount received on or prior to the Closing Date, or (iv) cancellation of indebtedness income.

(j) WinDoor does not have any “net unrealized built-in” gain within the meaning of Section 1374 of the Code.

(k) No Taxes are required to be withheld from the payment of the Estimated Purchase Price made to the Sellers under this Agreement, and, to such Seller Party’s Knowledge, no Taxes are required to be withheld from any other payment made to the Sellers under this Agreement.

(l) Each “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code maintained or contributed to by either of the Companies, complies in both form and operation with the requirements of Section 409A of the Code so that no amounts paid pursuant to any such plan is subject to Tax or penalties under Section 409A of the Code.

(m) Each of the Companies has adequately provided for, in its books and records, liability for all unpaid Taxes, being current Taxes not yet due and payable.

(n) Neither of the Companies is presently the beneficiary of any extension of time to file any Tax Return.

(o) There is no action, audit, dispute, claim or other Legal Proceeding concerning the Taxes of either of the Companies in progress, pending or, to such Seller Party’s Knowledge, proposed or threatened.

(p) None of the Sellers is a foreign Person within the meaning of Section 1445 of the Code.

(q) WinDoor has not been the “distributing” or “controlled” corporation within the meaning of Section 355 of the Code with respect to a transaction described in such Section within the last 5 years.

(r) Neither of the Companies is subject to any private ruling or agreement with a Tax authority.

(s) Neither of the Companies has held any equity or debt interests in another Person.

(t) Neither of the Companies has a permanent establishment for Tax purposes in a jurisdiction outside the United States.

(u) The Sellers and WinDoor are eligible to make a valid Section 338(h)(10) Election with respect to the purchase and sale of the Shares.

Section 4.18 Intellectual Property.

(a) Schedule 4.18(a) lists (i) all of the Intellectual Property that is the subject of a patent application, trademark application, service mark application or copyright application, or an issued patent, copyright registration or trademark registration, along with all registered domain names, used by each Company in the operation of its business for which all right, title and interest is owned by such Company, (ii) all material unregistered Intellectual Property, excluding any trade secrets, necessary for the operation of the respective business of each Company for which all right, title and interest is owned by such Company, and (iii) all material license agreements and arrangements with respect to any Intellectual Property to which either of the Companies is a party, whether as licensee, licensor or otherwise (other than non-exclusive end-user licenses for commercially available prepackaged computer software generally available to the public).  Each Company owns or has the right to use all Intellectual Property used in the operation of its business as presently conducted, free and clear of all encumbrances.  The consummation of the Transaction will not alter, impair or otherwise adversely affect any rights of either of the Companies in any Intellectual Property included on Schedule 4.18(a) necessary for the operation of their respective businesses as presently conducted.  Any and all renewal and maintenance fees, annuities or other fees payable to any governmental authority to maintain the foregoing Intellectual Property as active and due prior to the Closing Date have been paid in full.  To such Seller Party’s Knowledge, all of the registered Intellectual Property identified in Schedule 4.18(a) is subsisting, valid and enforceable in accordance with applicable Law.

(b) Neither of the Companies has interfered with, infringed upon, misappropriated, or, except as set forth on Schedule 4.18(b), otherwise come into conflict with any other Person’s Intellectual Property rights, and neither of the Companies has received any written notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the either of the Companies must license or refrain from using any other Person’s Intellectual Property rights).  To such Seller Party’s Knowledge, no other Person has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of either of the Companies.  There are no pending or, to such Seller Party’s Knowledge, threatened claims against either of the Companies or their respective employees or independent contractors alleging that any of the Intellectual Property of the Companies infringes on or conflicts with the rights of any other Person.

(c) Each of the Companies has at all times complied in all material respects with applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of its operations.  No claims have been asserted or threatened in writing against either of the Companies by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such applicable Laws.  Each of the Companies’ owned and licensed information technology hardware, software, and services are adequate and sufficient (including with respect to working condition and capacity) for the respective operations of the Companies.  Except as set forth on Schedule 4.18(c), each of the Companies has taken reasonable measures to preserve and maintain the performance, security, and integrity of all hardware (reasonable wear and tear excepted), software, and information or data stored thereon.

Section 4.19 Customers and Suppliers.

(a) Schedule 4.19(a) lists WinDoor’s thirty (30) largest customers in terms of sales during the twelve (12) month period ended as of December 31, 2014, and the nine (9) month period ended as of September 30, 2015 (“Top Customers”), and the total amount for which each Top Customer was invoiced by WinDoor during such period.  Since January 1, 2015, neither WinDoor nor any Seller Party has received any written notice, and WinDoor does not have any Knowledge, that any Top Customer intends to (i) terminate or materially reduce the amount of business transacted with WinDoor, or (ii) request or receive a material reduction in the price or amount it will pay or reimburse for any goods or services provided by WinDoor.

(b) Schedule 4.19(b) lists WinDoor’s ten (10) largest suppliers during the twelve (12) month period ended as of December 31, 2014, and the nine (9) month period ended as of September 30, 2015 (“Top Suppliers”), and the total amount for which each Top Supplier invoiced WinDoor during such period.  Since January 1, 2015, neither WinDoor nor any Seller Party has received any written notice, and WinDoor does not have any Knowledge, that any Top Supplier intends to (i) terminate or materially reduce the amount of business transacted with WinDoor, or (ii) request or receive a material increase in the price or amount to be paid or reimbursed for any goods or services provided to WinDoor.

Section 4.20 Product Warranty; Product Liability.  A copy of each standard form of warranty of WinDoor is attached as Schedule 4.20(1).  Except as disclosed on Schedule 4.20(2), to such Seller Party’s Knowledge, there are no material design, manufacturing or other defects, latent or otherwise with respect to any product sold or manufactured by WinDoor on or prior to the Closing Date (each, a “Pre-Closing Product”).  Except as disclosed on Schedule 4.20(3), there are no and there have not been in the last three (3) years: (i) Liabilities of or claims against either of the Companies, fixed or contingent, asserted or, to such Seller Party’s Knowledge, unasserted, with respect to any product liability or any similar claim that relates to any Pre-Closing Product; or (ii) liabilities of or claims against either of the Companies, fixed or contingent, asserted or, to such Seller Party’s Knowledge, unasserted, with respect to any claim for the breach of any express product warranty, claim of product defect or malfunction, or any other similar claim with respect to any Pre-Closing Product, other than standard warranty obligations (to replace, repair or refund) in the Ordinary Course of Business, in each case involving a claim (A) for money, property or services in excess of the amounts specifically reserved therefor on the Balance Sheet, or (B) for amounts in excess of $20,000.00 individually or $50,000.00 in the aggregate.

Section 4.21 Foreign Corrupt Practices Act.  Neither of the Companies has authorized, and to such Seller Party’s Knowledge, none of their respective directors, managers, members, officers, shareholders, agents or employees has made on behalf of either of the Companies, any unlawful payments to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, or otherwise violated in any material respect any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any similar Law of a foreign jurisdiction.

Section 4.22 Affiliate Transactions.  Except as set forth on Schedule 4.22, no officer, director, or Affiliate of either of the Companies, or any member of such individual’s family is a party to any Affiliate Arrangement.

Section 4.23 Brokers.  Neither of the Companies has any obligation to pay any fee, commission, or other compensation to any investment banker, broker, finder, or agent (other than the Escrow Agent) retained by either of the Companies with respect to the Transaction.

ARTICLE V

Representations and Warranties of Buyer

Buyer hereby represents and warrants to the Companies and the Sellers as follows:

Section 5.1 Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

Section 5.2 Power and Authority.  Buyer has the requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Transaction.  The execution and delivery by Buyer of this Agreement, the performance of its obligations hereunder, and the consummation of the Transaction, have been duly authorized by all requisite action on the part of Buyer.  This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 5.3 Noncontravention; Consents.

(a) Neither the execution, delivery and performance by Buyer of this Agreement, nor the consummation of the Transaction, will, with or without the giving of notice or the lapse of time or both, (i) contravene, conflict with, or result in a violation of any Law or Order binding upon or applicable to Buyer or (ii) violate any provision of the Organizational Documents of Buyer.

(b) No notices, reports or other filings are required to be made by Buyer with, nor are any consents, registrations, approvals, permits, Orders or authorizations required to be obtained by, Buyer from, any Governmental Authority or other Person in connection with Buyer’s execution and delivery of this Agreement, the performance by Buyer of its obligations hereunder, and the consummation by Buyer of the Transaction, other than authorizations necessary pursuant to the HSR Act.

Section 5.4 Legal Proceedings.  There are no Legal Proceedings pending or, to the knowledge of Buyer, threatened by or against Buyer that (a) challenge or seek to enjoin, alter or could materially delay the Transaction; or (b) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Buyer’s ability to perform its obligations hereunder.  Buyer is not subject to any Order that (i) challenges, enjoins,  alters or  materially delays the Transaction, or (ii) would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Buyer’s ability to perform its obligations hereunder.

Section 5.5 Investment Intention. Buyer acknowledges that the Shares and the Units being acquired pursuant to this Agreement have not been registered under the Securities Act, or under any state or foreign securities laws.  Buyer is purchasing the Shares and the Units for its own account, not as a nominee or agent and not with a view to any public resale or other distribution thereof, except in compliance with applicable securities Laws.

Section 5.6 Commitment Letter; Sufficiency of Funds.  Buyer has received an executed commitment letter attached hereto as Exhibit C, from the parties identified therein committing, subject to the terms and conditions set forth therein (including in the term sheets and attachments thereto), to provide $350,000,000 in the aggregate of debt financing to such Persons (such commitment letter, together with all term sheets and other attachments thereto that are attached hereto, the “Commitment Letter,” and the debt financing contemplated pursuant to the Commitment Letter, the “Financing”).  At the Closing, subject to the terms and conditions of the Commitment Letter and this Agreement, Buyer will have, or the funding under the Commitment Letter will provide, sufficient currently-available cash on hand to consummate the Transaction and satisfy all of Buyer’s obligations under this Agreement, including, without limitation, the payment of the Estimated Purchase Price. The obligation to fund the commitment under the Commitment Letter is not subject to any condition other than the conditions set forth in the Commitment Letter. The Commitment Letter has been duly executed by Buyer and, to the knowledge of Buyer, each other Person party thereto, and the Commitment Letter is enforceable against Buyer and, to the knowledge of Buyer, each other party thereto, in accordance with its terms, except as limited by the Enforceability Exceptions.  Except as set forth in the Commitment Letter and the fee letter referenced in the Commitment Letter, there are no unpaid fees, expense reimbursement obligations or other amounts that are required to be paid by Buyer prior to the Closing under or in respect of the Commitment Letter.  There are no side letters or other agreements, Contracts or arrangements to which Buyer is a party related to the funding of the commitment amounts set forth in the Commitment Letter, other than the Commitment Letter and such fee letter.  As of the date of this Agreement, the Commitment Letter has not been amended or modified, no such amendment or modification is presently contemplated, and the respective obligations and commitments in such letter have not been withdrawn or rescinded in any respect and no such withdrawal is presently contemplated.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or event of default or breach on the part of Buyer under the Commitment Letter, or (to the knowledge or Buyer) on the part of any other party under the Commitment Letter.  As of the date of this Agreement, Buyer does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to Buyer on the Closing Date; provided, in each case, that Buyer is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article IV, or compliance by either of the Sellers or the Seller Parties with their obligations hereunder.

Section 5.7 Brokers.  Neither Buyer nor any of its Affiliates has any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the Transaction.  Any fees, commissions and other obligations payable in connection with the Transaction shall be paid at or prior to the Closing by Buyer.

Section 5.8 Solvency.  Assuming each of the representations and warranties of each of the Companies and the Sellers contained herein are true and correct and each of the Companies and the Sellers comply with their covenants and other obligations set forth in this Agreement, and immediately after giving effect to the Transaction (including the incurrence of the Financing), each of the Companies will be Solvent immediately following the Closing Date.

Section 5.9 Condition of the Business.  Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that neither of the Companies nor any Seller, nor any other Person, is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Sellers and the Seller Parties, as the case may be, in Article III and Article IV, respectively (as modified by the Schedules hereto as supplemented or amended in accordance with this Agreement).  Any claims Buyer may have for breach of representation or warranty shall be based solely on the representations and warranties of the Sellers and the Seller Parties set forth in Article III and Article IV, respectively (as modified by the Schedules hereto as supplemented or amended).  Except for the representations and warranties of Sellers and Seller Parties set forth in this Agreement or the Sellers Closing Certificate, Buyer further represents that none of the Companies, any Seller, any Seller Party, or any of their respective Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Companies, the Sellers, or the Transaction.  Buyer acknowledges that it has conducted its own independent investigation of the condition, operations and respective businesses of the Companies and, in making its determination to proceed with the Transaction, Buyer has relied on the results of its own independent investigation.

ARTICLE VI

Covenants and Agreements

Section 6.1 Conduct of the Business Prior to Closing.  During the period commencing as of the date hereof and continuing until the earlier of the termination of this Agreement in accordance with Article VIII or the Closing (the “Interim Period”), each  Company shall, except (a) as set forth on Schedule 6.1, (b) as required by applicable Law, or (c) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), conduct its business in the Ordinary Course of Business (including not taking any action described in Section 4.8), and, to the extent consistent therewith, each Company shall use its commercially reasonable efforts to (i) preserve substantially intact its business, operations and properties, and (ii) maintain the current relationships with its customers, suppliers and distributors, employees, licensors, licensees and other Persons having business relationships with such Company.

Section 6.2 Access and Information; Assistance with Financing.

(a) During the Interim Period, each Company shall (i) give Buyer and its representatives reasonable access to the offices, properties, assets, counsel, advisors and books and records related to such Company, (ii) furnish to Buyer and its representatives such information relating to such Company as may be reasonably requested, and (iii) instruct the respective counsel, accountants and other advisors and representatives of each of the Companies to cooperate with Buyer and its representatives in their investigation of the Companies; provided, however, neither of the Companies shall be required to afford such access or furnish such information to the extent that doing so is restricted under Law or Contract (solely with respect to the confidential or proprietary information of third parties) or otherwise would result in the loss of attorney-client privilege.  Notwithstanding the foregoing, (x) any such investigation shall be conducted during normal business hours upon reasonable advance notice to and receipt of consent from the Company that is the subject of such investigation (which consent will not be unreasonably withheld, conditioned or delayed), under the supervision of any of such Companies and its representatives and in such a manner as not to interfere with the normal operations of such Company, and (y) without the prior written consent of the Company that is the subject of such investigation, which consent may be withheld for any reason, Buyer shall not contact any employees, independent contractors, distributions, dealers, manufacturer, representatives, suppliers or customers of such Company.

(b) During the Interim Period and subject to the limitations set forth in this Section 6.2(b), each of the Companies and the Sellers shall provide, and shall use their reasonable best efforts to cause their representatives to provide, all cooperation (including with respect to timeliness) reasonably requested by Buyer in connection with the Financing, including (i) furnishing Buyer and its Financing Sources, as promptly as practicable, with such information (other than financial information, which is covered by clause (ii) below) regarding the Companies, including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of each of the Companies, customary for the arrangement of loans contemplated by the Financing, as may be reasonably requested by Buyer, (ii) furnishing Buyer and its Financing Sources as promptly as practicable with all financial statements, pro forma financial statements and other financial data and financial information of each of the Companies that is required under the conditions set forth in the Commitment Letter, (iii) providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and, with respect to any public-side version of such information, confirming that such version consists exclusively of information and documentation that does not contain information that is (A) of a type that would not be publicly available (or could be derived from publicly available information) if either of the Companies were a public reporting company and (B) material with respect to either of the Companies or any of its securities for purposes of foreign, United States federal and state securities laws (the information, financial statements, pro forma financial statements, business and other financial data and financial information referred to in clause (i) and (ii) above, together with the authorization letters referred to in clause (iii) above, the “Required Information”), (iv) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Financing and senior management and representatives, in each case with appropriate seniority and expertise, of either of the Companies), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperating with the marketing efforts of Buyer and the Financing Sources, in each case in connection with the Financing, (v) assisting with the preparation of materials for rating agency presentations, offering documents, bank information memoranda and similar documents required in connection with the Financing, (vi) using commercially reasonable efforts to obtain accountants’ comfort letters and legal opinions reasonably requested by Buyer, (vii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of the Financing and to permit the proceeds thereof to be made available to Buyer as of the Closing, (viii) executing and delivering any customary credit agreements, guarantees and pledge and security documents (subject to occurrence of the Closing) and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates, customary closing certificates and documents as may be reasonably requested by Buyer (including delivery of borrowing base certificates and delivery of a solvency certificate of the chief financial officer of each of the Companies in the form contemplated by the Commitment Letter), (ix) using commercially reasonable efforts to cause accountants to consent to the use of their reports in any material relating to the Financing, (x) assisting in (A) the preparation and execution of one or more currency or interest hedging agreements or (B) the amendment of each of the Companies’ currency or interest hedging agreements, in each case, on terms that are reasonably requested by Buyer in connection with the Financing, (xi) subject to customary confidentiality agreements, cooperating with the Financing Sources’ due diligence, to the extent customary and reasonable, (xii) furnishing Buyer for distribution to the Financing Sources as promptly as practicable with such information regarding either of the Companies as is customary in connection with the Financing, and any security required thereby, and (xiii) using commercially reasonable efforts in arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Commitment Letter to be paid off, discharged and terminated on the Closing Date; provided, that (1) no obligation of the either of the Companies under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Closing and none of the directors or officers of either of the Companies who will not be directors of officers of either of the Companies after the Closing shall be required to take any action in any capacity to authorize or approve the Financing, (2) no personal liability shall be imposed on the officers or employees involved, and (3) neither the Companies nor any of their respective directors, officers or employees nor any of the Sellers shall be required to pay any commitment or other similar fee or incur any other liability or expense in connection with the Financing prior to the Closing.  Each of the Companies hereby consents to the use of their logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage either of the Companies or any Seller.  Buyer shall indemnify and hold harmless the Companies and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (other than any such losses, damages, claims, costs or expenses resulting from the gross negligence or willful misconduct of either of the Companies or any of their respective representatives) and any information (other than information (except for financial projections) furnished by or on behalf of either of the Companies) used in connection therewith. Nothing in this Section 6.2 will require the either of the Companies to incur any Liability or agree to provide any indemnity prior to the Closing.

Section 6.3 Pursuit of Financing.

(a) Subject to the other terms and conditions of this Agreement, Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and shall use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing as promptly as practicable and in a timely fashion on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) obtain and maintain in effect the commitment for the Financing set forth in the Commitment Letter, (ii) negotiate and execute definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including any flex terms in the Commitment Letter and the fee letter referenced therein) and (iii) satisfy (and cause its Affiliates to satisfy), on a timely basis, taking into account the expected timing of the Marketing Period, all conditions applicable to Buyer in such Commitment Letter and the definitive agreements related thereto that are within its control.  In the event that all conditions to the commitment of any counterparty to the Commitment Letter providing such Financing have been satisfied, Buyer shall take reasonable best efforts to cause the lenders and the other Persons providing the Financing to fund when required hereunder the Financing required to consummate the Transaction (provided, however, that none of Buyer or any of its Affiliates shall be required to take any enforcement action to cause such lenders and the other Persons providing such Financing to fund such Financing).  Further, Buyer shall use its commercially reasonable efforts to cause any conditions to the commitment to all counterparties to the Commitment Letter that are within the control of Buyer to be satisfied.  Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Commitment Letter (except in compliance with the flex provisions of the fee letter or referenced in the Commitment Letter or as in effect as of the date hereof), if such amendment, modification or waiver reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount), amends the conditions precedent to the Financing in a manner that would reasonably be expected to delay or prevent the Closing Date or make the funding of the Financing less likely to occur, adversely impacts the ability of Buyer to enforce or cause the enforcement of its rights under any of the Commitment Letter or the definitive agreements relating thereto or imposes additional material obligations on the Companies prior to the Closing Date. If any portion of the Financing becomes unavailable on the terms and conditions (including any applicable flex terms) contemplated in the Commitment Letter, or Buyer becomes aware of any event or circumstance that could reasonably be expected to make any portion of the Financing unavailable on the terms and conditions (including any applicable flex terms) contemplated in the Commitment Letter, then Buyer shall use its reasonable best efforts to arrange and obtain in replacement thereof, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources in an amount sufficient to consummate the Transaction, with terms and conditions (including flex terms) that are not less favorable to Buyer than the terms set forth in the Commitment Letter and otherwise do not impose new or additional conditions on any party, and do not materially and adversely impact the ability of Buyer to timely consummate the Transaction, as promptly as practicable following the occurrence of such event, but, in no event, later than the date Buyer is required to consummate the Transaction in accordance with this Agreement.  For purposes of this Agreement, references to the “Financing” shall include the financing contemplated by the Commitment Letter as permitted to be amended, modified or replaced by this Section 6.3, and references to the “Commitment Letter” shall include such amendments, modifications or replacements thereof in accordance with the terms thereof and this Section 6.3.  Buyer shall keep the Companies informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Companies copies (including drafts) of the material definitive documents for the Financing.  Buyer shall give the Companies prompt notice of (x) any actual or likely material breach, violation, default, termination or repudiation by any party to any of the Commitment Letter or definitive documents related to the Financing of which Buyer has knowledge, (y) the receipt of any written notice from any Financing Source alleging a breach, violation, default, termination or repudiation by any party to the Commitment Letter or any definitive document related to the Financing of any provisions of the Commitment Letter or any definitive document related to the Financing and (z) the occurrence of an event or development that Buyer expects to have a material and adverse impact on the ability of Buyer to obtain all or any material portion of the Financing contemplated by the Commitment Letter on the terms, in the manner or from the sources contemplated by the Commitment Letter or the definitive documents related to the Financing. Buyer shall promptly deliver to the Companies or the Representative a true, correct and complete copy of each commitment letter in respect of an alternative financing (together with a redacted copy of any related fee letter).

(b) Notwithstanding anything contained in this Section 6.3 or in any other provision of this Agreement, in no event shall Buyer be required to (i) amend or waive any of the terms or conditions hereof or (ii) consummate the Closing any earlier than the first Business Day following the final day of the Marketing Period.

(c) Subject, in each case, to the rights of the parties to the Commitment Letter under the terms thereof and the definitive documentation with respect to the Financing, none of the parties hereto, nor or any of their respective Affiliates shall have any rights or claims against any Financing Source in connection with this Agreement, the Commitment Letter, the Financing, the definitive documentation in connection therewith or any of the transactions contemplated thereby, and, without prejudice to the rights of the Financing Sources pursuant to the Commitment Letter and the definitive documentation with respect to the Financing, the Financing Sources, solely in their respective capacities as investors, lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement, whether at law or equity, in contract, in tort or otherwise (other than with respect to enforcing their rights as third party beneficiaries of this Agreement).  In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Sources shall have any liability for any claims or damages to either of the Companies or any Seller in connection with this Agreement, the Commitment Letter, the Financing or the Transaction.

Section 6.4 HSR Approval.

(a) To the extent that, after the date hereof and prior to the Closing, Buyer, on the one hand, and the Representative and the Companies, on the other hand, determine they are required to make the HSR Filing or any other similar filing, notification or submission or obtain any similar clearance as may be required by applicable Law in any other applicable jurisdiction as a condition precedent to the consummation of the Transaction, Buyer, the Representative and each of the Companies shall use their reasonable best efforts to (i) promptly file (A) with the United States Federal Trade Commission and the United States Department of Justice the notification and report form, if applicable, pursuant to the HSR Act (the “HSR Filing”), and (B) any other forms, notifications or submissions as may be required by applicable Law in any other applicable jurisdiction, in each case required with respect to the Transaction, and (ii) thereafter to file or otherwise provide any supplemental information which may be required in connection therewith pursuant to applicable Law.  Any such filing, notification or other submission and any supplemental information will be in substantial compliance with the requirements of applicable Law.  Each of Buyer, on the one hand, and the Representative and the Companies, on the other hand, shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing, notice or submission which is necessary under the HSR Act or other applicable Law.  Buyer, on the one hand, and the Representative and the Companies, on the other hand, shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, any Governmental Authority with respect to such filings or submissions and shall comply promptly with any inquiry or request.

(b) Each of Buyer, the Representative and the Companies will use its reasonable best efforts to obtain as promptly as possible any clearance required under the HSR Act or other applicable Law for the Transaction.  Neither the Representative nor the Companies will extend any waiting period or comparable period under the HSR Act or any similar applicable foreign Laws or enter into any agreement with any Governmental Authority not to consummate the Transaction, except with the prior written consent of Buyer.  All costs and expenses incurred in connection with any filing (including contesting any proceeding (including any request for additional information from any Governmental Authority) relating to the Transaction), submission or notice, or other action contemplated or required to be taken by this Section 6.4 shall be paid by Buyer.  If so requested by the Representative at any time, Buyer shall join with the Companies in requesting an early termination of the waiting period under the HSR Act.

(c) To the extent not already done so, the Representative, the Companies and Buyer shall each promptly comply with all requests, if any, of the Federal Trade Commission and the Department of Justice for additional information and documentation with respect to the Notification and Report Form previously filed by the Companies and Buyer pursuant to the HSR Act.  The parties shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Transaction.  The Representative and the Companies shall reasonably cooperate with Buyer in connection with making any filing under the HSR Act and in connection with any filings, conferences or other submissions related to resolving any investigation or other inquiry by any antitrust authority under the HSR Act.  Except where prohibited by applicable law or legal requirement, the Representative and the Companies shall permit Buyer to review (and consider in good faith the views of Buyer in connection with) any documents before submitting such documents to any Governmental Authority in connection with the acquisition and promptly provide Buyer with copies of all filings, notices and other documents (and a summary of any oral presentations) made or submitted by either of the Companies with or to any Governmental Authority in connection with the acquisition.

(d) Notwithstanding anything to the contrary contained in this Section 6.4 or elsewhere in this Agreement, Buyer shall have no obligation under this Agreement: (i) to divest or agree to divest, or cause any of its subsidiaries or Affiliates to divest, any of its or their respective businesses, product lines or assets, or to take or agree to take, or cause any of its subsidiaries or Affiliates to take or agree to take, any other action, or to agree, or cause any of its subsidiaries or Affiliates to agree, to any limitation or restriction on any of its or their respective businesses, product lines or assets; or (ii) to contest any proceeding relating to the HSR Filing.  Notwithstanding anything to the contrary contained in this Section 6.4, the parties reserve the right to limit disclosure of documents, or portions thereof, submitted to any Governmental Authority to outside competition counsel only.

Section 6.5 Consents.

(a) From and after the date of this Agreement, each party hereto shall, as promptly as practicable, use its commercially reasonable efforts to obtain or cause to be obtained the consents and authorizations set forth on Schedules 3.2(a), 4.4(a) and 5.3(a) that may be or become necessary in connection with the execution of this Agreement and the consummation of the Transaction (other than any necessary authorizations under the HSR Act, which are governed by Section 6.4).  Each party hereto shall cooperate fully with the other parties and their Affiliates in promptly seeking to obtain all such consents and authorizations and no party hereto will knowingly take any action that could have the effect of delaying, impairing or impeding the receipt thereof.

(b) Any and all analyses, appearances, meetings, discussions, presentations, memoranda, filings, arguments, and proposals, if any, made by or on behalf of any party hereto before any Governmental Authority in connection with the Transaction shall be disclosed to the other parties hereto in advance of any filing, submission or attendance, it being the intent that the parties hereto, subject to any applicable Law, will consult and cooperate with one another, and consider in good faith the views of each other, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, filings, arguments, and proposals.

Section 6.6 Affiliate Arrangements.  Each of the Companies shall terminate, at or prior to Closing, and obtain any consents or releases required to terminate at or prior to Closing, the agreements listed on Schedule 4.22 without any remaining Liability to Buyer or either of the Companies from and after the Closing.

Section 6.7 Tax Matters.

(a) Responsibility for Filing Tax Returns.

(i) The Sellers shall timely prepare or cause to be timely prepared, and timely file or cause to be timely filed all Tax Returns with respect to Taxes based on income or gains of each of the Companies for all taxable years or periods ending on or prior to the Closing Date (“Pre-Closing Date Tax Periods ”) first due after the Closing Date (“Pre-Closing Income Tax Returns”).  All Pre-Closing Income Tax Returns shall be prepared in compliance with all applicable Tax Laws.  The Sellers shall provide Buyer with a draft of each such Pre-Closing Income Tax Return no later than thirty (30) days prior to the due date thereof (taking all valid extensions into account) and shall permit Buyer to review and comment on such Pre-Closing Income Tax Returns.  The Sellers shall address in good faith Buyer’s comments made with respect to such Pre-Closing Income Tax Returns; provided, that Buyer must provide the Sellers with its comments no later than fifteen (15) days prior to the due date thereof (taking all valid extensions into account).  The Sellers shall be responsible for paying all Taxes of each of the Companies shown as due on any Pre-Closing Income Tax Return.

(ii) Buyer shall timely prepare or cause to be timely prepared, and timely file or cause to be timely filed all non-income Tax Returns of each of the Companies for all taxable years or periods ending on or prior to the Closing Date first due after the Closing Date (“Pre-Closing Non-Income Tax Returns”) and all Tax Returns of either of the Companies for all taxable periods or years that include, but do not end on, the Closing Date (any such period, a “Straddle Period” and any such Tax Return, a “Straddle Period Tax Return”).  Buyer shall provide the Representative with a draft of each Pre-Closing Non-Income Tax Return and Straddle Period Tax Return no later than thirty (30) days prior to the due date thereof (taking all valid extensions into account) and shall permit the Representative to review and comment on such Pre-Closing Non-Income Tax Returns and Straddle Period Tax Returns.  Buyer shall address in good faith the Representative’s comments made with respect to such Tax Returns; provided, that the Representative must provide Buyer with comments no later than fifteen (15) days prior to the due date thereof (taking all valid extensions into account).  Buyer shall be responsible for paying all Taxes of each of the Companies shown as due on any such Pre-Closing Non-Income Tax Return or Straddle Period Tax Return; provided, however, that Representative shall, within 5 Business Days of demand by Buyer, pay (i) all Taxes of either of the Companies shown as due on any Pre-Closing Non-Income Tax Return and (ii) Taxes on any Straddle Period Tax Return with respect to the Interim Period as determined in accordance with Section 6.7(b).

(iii) With respect to any dispute or controversy relating to the preparation of any Tax Return addressed by Section 6.7(a)(i) or (ii) (including whether comments of Buyer or the Representative, as applicable, should be incorporated therein), Buyer and the Representative shall cooperate in good faith to resolve such dispute or controversy, but if they are unable to do so, the parties shall submit the dispute or controversy for resolution, which resolution shall be final, conclusive and binding on the parties, to the Accounting Firm.  The Accounting Firm shall be instructed to prepare and deliver to Buyer and the Representative, as soon as reasonably practicable (and in any event within fifteen (15) days after its engagement), its resolution of the matter.  The fees and expenses of the Accounting Firm shall be paid in a manner similar to that set forth in Section 2.6(a)(iv).

(b) Closing Date; Straddle Period Tax Returns.  For income Tax purposes, the Tax year of WinDoor will end as of the end of the Closing Date and WinDoor will join the federal consolidated Tax group of which Buyer is the parent beginning on the day after the Closing Date.  For income Tax purposes, the Tax year of LTE will end as of the end of the Closing Date.  To the extent permissible under applicable Tax Law, the parties agree to elect to have the Tax year of WinDoor and LTE end as of the end of the Closing Date. With respect to any Straddle Period, the parties agree to use the following conventions for determining the amount of Taxes attributable to the portion of the Straddle Period ending on (and including) the Closing Date (the “Interim Tax Period”):  (i) in the case of property Taxes and other  Taxes imposed on a periodic basis and not based on income, receipts or expenses (e.g., payroll Taxes), the amount attributable to the Interim Tax Period shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the Interim Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of  Taxes based on income, receipts or expenses, the amount attributable to the Interim Tax Period shall be determined as if WinDoor or LTE filed a separate Tax Return with respect to such Taxes for the Interim Tax Period using a “closing of the books methodology.”  For purposes of clause (ii), any item determined on an annual or periodic basis (including amortization and depreciation deductions) shall be allocated to the Interim Tax Period based on the relative number of days in the Interim Tax Period as compared to the number of days in the entire Straddle Period.

(c) Cooperation on Tax Matters.  The Sellers, the Representative and Buyer shall (and shall each cause its Affiliates to), as and to the extent reasonable, (i) assist in the preparation and timely filing of any Tax Return of each of the Companies; (ii) assist in any audit or other Legal Proceeding with respect to the Tax Returns or Taxes of each of the Companies; (iii) provide any information required to allow the Sellers, Buyer or each of the Companies or to comply with any information reporting contained in the Code or other applicable Laws; and (iv) provide certificates or forms necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

(d) Transfer Taxes.  The Sellers, on the one hand, and Buyer, on the other, will each pay fifty percent (50%) of the amount of any sales, use, documentary, stamp, stock transfer, real or personal property transfer or indirect transfer, or similar Taxes imposed as a result of the purchase and sale of the Shares and the Units (collectively, “Transfer Taxes”).  Buyer shall properly file on a timely basis all necessary Tax Returns, reports, forms and other documentation with respect to any Transfer Taxes.

(e) Tax Contests.

(i) If any Governmental Authority issues (A) a notice of its intent to audit or conduct another Legal Proceeding with respect to a Tax Return or Taxes of the either of the Companies for any Pre-Closing Date Tax Period or Straddle Period or (B) a notice of deficiency for Taxes for any such period (each of (A) and (B), a “Tax Contest”), Buyer shall notify the Representative, or Representative shall notify the Buyer, as the case may be, in writing of its receipt of such communication from the Governmental Authority within ten (10) days of receipt and provide the other with copies of all correspondence and other documents received from the Governmental Authority.

(ii) If the Tax Contest relates to a Pre-Closing Date Tax Period, the Representative may elect (within ten (10) days of receipt of the written notice from Buyer if such notice is to be given pursuant to Section 6.7(e)(i)), to control such Tax Contest at the Sellers’ sole cost and expense, provided the conditions in Section 9.6(b) have been satisfied by the Sellers.  Buyer shall have the right to participate at its cost and expense in such Tax Contest and the Sellers shall not settle such Tax Contest without Buyer’s written consent, which consent shall not be unreasonably withheld, delayed or conditioned.  If the Representative does not elect to control such Tax Contest, Buyer shall control such Tax Contest, but the Representative shall have the right to participate at the Sellers’ sole cost and expense, and Buyer shall not settle such Tax Contest without the Representative’s written consent, which consent shall not be unreasonably withheld, delayed or conditioned.  Buyer’s or the Representative’s right to participate, as the case may be, shall include (A) consulting with the other party (and their counsel) regarding the conduct of such Tax Contest at reasonable intervals; (B) timely receiving from Buyer and each of the Companies copies of material correspondence and other documents received regarding the Tax Contest from the applicable Governmental Authority; (C) being provided drafts of material correspondence and other documents that will be provided to the Governmental Authority with respect to such Tax Contest within a reasonable period prior to the planned submission to the Governmental Authority; and (D) participating in material conferences or meetings with any Governmental Authority that are with respect to such Tax Contest.

(iii) If the Tax Contest involves a Straddle Period, Buyer shall control the Tax Contest (with the Representative having the participation rights described in Section 6.7(e)(ii)); provided, however, that Buyer shall not settle such Tax Contest without the Representative’s written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

(f) Buyer Tax Responsibilities.  Buyer shall be responsible for (i) any Taxes imposed on either of the Companies for any taxable period beginning after the Closing Date, and (ii)  any Taxes owed by Buyer pursuant to Section 6.7 above (not including, for the avoidance of doubt, any Taxes for which any Seller or the Representative must pay to Buyer pursuant to Section 6.7) (collectively, the “Buyer Tax Responsibilities”), provided, however, Buyer Tax Responsibilities shall not include any such Taxes to the extent (i) described in subsection (c) or (d) of the definition of Tax Losses or (ii) related to a breach of the representations and warranties set forth in Section 4.17(i).

(g) Section 338(h)(10) Election/Rev. Rul. 99-6.

(i) Buyer and the Sellers shall make a joint election under Section 338(h)(10) of the Code (and any similar provision of applicable state or local Tax Law) with respect to the purchase by Buyer of the Shares under this Agreement (the “Section 338(h)(10) Election”).  The Sellers will pay all Taxes resulting from the making of the Section 338(h)(10) Election.

(ii) At Closing, the Sellers shall deliver to Buyer a signed and executed IRS Form 8023 which includes (A) the information requested with respect to WinDoor in Section B of such IRS Form 8023, (B) the information requested with respect to the Sellers in Section C of such IRS Form 8023, and (C) the signatures required from the Sellers under the heading “S Corporation Shareholder(s) Signature(s)” on such IRS Form 8023.  The Sellers shall also deliver any applicable and comparable state or local Tax forms.  Buyer shall be responsible for the completion of the IRS Form 8023 and other applicable state and local Tax forms provided by the Sellers at Closing and the timely filing of such forms with the relevant Governmental Authorities necessary to effectuate the Section 338(h)(10) Election.

(iii) Buyer and the Sellers shall cooperate with each other to take all actions necessary and appropriate in order to effectuate and preserve the Section 338(h)(10) Election.  As requested from time to time by Buyer, Sellers shall assist Buyer in, and shall provide the necessary information to Buyer, in connection with the preparation of any form or document required to effect a valid and timely Section 338(h)(10) Election, including IRS Form 8883, any similar form under state, local or other Law and any schedules or attachments thereto (collectively, “Section 338 Forms”).  Upon delivery of any Section 338 Form by Buyer to the Sellers, the Sellers shall cause such Section 338 Form to be duly and promptly executed and shall deliver such executed Section 338 Form to Buyer.

(iv) The parties hereto acknowledge that the purchase and sale of the Units shall be treated for U.S. federal income Tax purposes (i) as to each Seller, as a sale of the Seller’s partnership interest in LTE, and (ii) as to Buyer, as a deemed distribution of all of LTE’s assets to the Sellers followed immediately thereafter by the purchase by Buyer of such assets, in each case in accordance with Revenue Ruling 99-6.  The parties hereto acknowledge further that such purchase and sale will result in the termination of LTE as a partnership for U.S. federal income Tax purposes under Code Section 708(b)(1)(A).

(v) Buyer and the Sellers have agreed to the allocation of the Purchase Price between WinDoor and LTE and then further among the assets of each of the Companies as reflected in Schedule 6.7(g)(v) (the “Allocation Schedule”), which Allocation Schedule has been prepared in a manner consistent with Sections 338 and 1060 of the Code and the applicable Treasury Regulations.  Buyer and the Sellers agree and acknowledge that they will not take any position inconsistent with the Allocation Schedule on any Tax Return or in any Legal Proceeding with respect to Taxes. In the event any party to this Agreement receives written notice of an audit or inquiry by any Governmental Authority with respect to the allocation of the Purchase Price, such party shall notify Buyer (in the case of a notice received by a Seller or Representative) or Representative (in the case of notice received by Buyer) in writing of such audit or inquiry as soon as practicable.

Section 6.8 Further Assurances.  Subject to the terms and conditions of this Agreement, at any time following the Closing, at the reasonable request of any party hereto, the other parties shall execute and deliver to such requesting party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such party may reasonably request in order to consummate the Transaction.

Section 6.9 Confidentiality.  Buyer acknowledges that the information provided to it in connection with this Agreement and the Transaction is subject to the terms of the Confidentiality Agreement between Buyer and WinDoor (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon the Closing, the Confidentiality Agreement shall terminate, it being understood that should the Closing not occur for any reason, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms (in which case Buyer and WinDoor, shall remain bound by the terms of the Confidentiality Agreement).

Section 6.10 Publicity.  Unless otherwise required by applicable Law or stock exchange requirements and subject to the terms of Section 6.2 and Section 6.3, no party shall make any public announcements in respect of this Agreement or the Transaction, or otherwise communicate with any news media, without the prior written consent of Buyer and the Representative (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties hereto shall cooperate as to the timing and contents of any such announcement.  In the event that any party shall be required by applicable Law or stock exchange requirements to make any public announcement or disclosure in respect of this Agreement or the Transaction, a copy of such announcement or disclosure shall be provided (in writing) in advance to Buyer and the Representative, it being the intent that Buyer and the Representative will consider in good faith the views of all parties in connection with any such announcement or disclosure.

Section 6.11 Exclusivity.

(a) During the Interim Period, neither the Sellers nor either of the Companies shall, and none of them shall authorize any of their respective Affiliates or any of their respective representatives to, directly or indirectly, (i) solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person other than the Buyer and its representatives concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal.  Each Seller and each of the Companies shall immediately cease and cause to be terminated, and shall take commercially reasonable efforts to cause each of their respective Affiliates and instruct their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Person conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.  For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (I) a merger, consolidation, liquidation, recapitalization, stock purchase, acquisition, consolidation, contribution, share exchange or other business combination transaction involving either of the Companies; (II) the issuance or acquisition of shares of capital stock or other equity securities of either of the Companies; or (III) the sale, lease, exchange or other disposition of any significant portion of either of the Companies’ properties or assets.

(b) In addition to the other obligations under this Section 6.11, each Seller and each of the Companies shall promptly (and in any event within three Business Days after receipt thereof by any Seller) advise Buyer in writing of the receipt of any Acquisition Proposal from any Person other than Buyer and its Affiliates and representatives, including the identity of such Person and the material terms of such Acquisition Proposal (including all terms relating to any of the subject matter of the letter of intent between the Sellers and Buyer for the Transaction).

(c) Each Seller and each Company agrees that the rights and remedies for noncompliance with this Section 6.11 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

Section 6.12 Non-Compete.

(a) Each Seller covenants and agrees, severally and not jointly, that, during the period beginning on the Closing Date and ending five (5) years after the Closing Date (such period, the “Non-Compete Period”):

(i) Such Seller shall not, and shall cause its Affiliates not to, within those states in the continental United States that are east of the Mississippi River, whether as principal, manager, agent, consultant, officer, equity holder, partner, investor, lender, member or in any other capacity, conduct, manage, operate, engage in, or have an ownership interest in any business or enterprise engaged in, any business or enterprise (or subsidiary or division thereof) that competes with WinDoor’s businesses as it is conducted by WinDoor on the Closing Date, except that such Seller and each of its Affiliates may own, in the aggregate, up to 3% of the outstanding stock of publicly traded companies that may compete with the Companies, and except in connection with any employment by Buyer and/or its Affiliates.

(ii) Such Seller shall not, and shall not permit its Affiliates to, directly or indirectly, solicit, or induce, or attempt to solicit or induce, any employee, staff or independent contractor of either of the Companies (including any former employees, staff or independent contractors who were employed or retained by either of the Companies at any time during the one (1) year period prior to the solicitation, but excluding any family members of such Seller) to leave the employ or service of either of the Companies for any reason whatsoever; otherwise interfere with the relationship of either of the Companies with any such employee, staff or independent contractor; or offer or provide employment (whether such employment is for such Seller or any other business or enterprise), either on a full-time basis or part-time or consulting basis, to any such employee, staff or independent contractor.

(iii) Such Seller shall not, and shall not permit its Affiliates to, directly or indirectly, call on, solicit, or induce, or attempt to solicit or induce, any contractor, agent, client, customer or supplier of either of the Companies to terminate its/his/her relationship (contractual or otherwise) with either of the Companies (in whole or in part), or to refrain from entering into a relationship (contractual or otherwise) with either of the Companies.

(b) Each Seller acknowledges and agrees that the provisions of this Section 6.12 are reasonable and necessary to protect the legitimate business interests of Buyer and its investment in the Companies, including without limitation each of the Companies’ confidential information and goodwill.  Such Seller agrees, and shall not contest, that Buyer’s and the Companies’ remedies at law for any breach or threat of breach by such Seller or any of its Affiliates of the provisions of this Section 6.12 will be inadequate, and that Buyer and the Companies shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 6.12 and to enforce specifically such terms and provisions, in addition to any other remedy to which Buyer or either of the Companies may be entitled at law or equity.  The restrictive covenants contained in this Section 6.12 are covenants independent of any other provision of this Agreement or any other agreement between the parties and the existence of any claim which any Seller may allege against Buyer under any other provision of the Agreement, any other agreement, or otherwise will not prevent the enforcement of the covenants in this Section 6.12.  If any of the provisions contained in this Section 6.12 shall for any reason be held to be excessively broad as to duration, scope, activity or subject, then such provision shall be construed by limiting and reducing it, so as to be valid and enforceable to the extent compatible with the applicable Law or the determination by a court of competent jurisdiction.  The parties hereto agree and intend that a Seller’s obligations under this Section 6.12 be tolled during any period that such Seller is in breach of any of such Seller’s obligations under this Section 6.12, so that Buyer and each of the Companies are provided with the full benefit of the restrictive periods set forth herein.

Section 6.13 Update to Schedules. From time to time on or before the Closing Date, the Representative may, by delivering written notice to Buyer (an “Update Notice”), update the Schedules solely with respect to any representation and warranty by the Sellers and/or the Seller Parties hereunder to reflect any change, fact, circumstance, occurrence or event that (x) would cause the failure of the closing condition set forth in Section 7.2(a) or (y) would require an update to a “listing” representation or warranty (i.e., a representation or warranty that expressly requires disclosure of documents or facts), and would not constitute an exception to a representation or warranty, to the extent occurring or arising in the Ordinary Course of Business (a) occurring or arising during the period after the date hereof and on or before the Closing Date; or (b) in the case of any representations or warranties made to the Knowledge of any Seller or Seller Party, of which such Seller or Seller Party first acquires Knowledge during such period.  On the date that is three (3) days prior to the Closing Date, the Companies shall deliver to the Buyer a true, complete and final copy of the Schedules, including all information contained in the Update Notices, if any.   Nothing in this Section 6.13 shall impact Buyer’s right to make any claim pursuant to Article IX as a result of any inaccuracy or breach of any representation or warranty made on the date hereof as qualified by the Schedules hereto as supplemented or amended.

Section 6.14 WARN Act.  Following the Closing, Buyer shall not, and shall not cause either of the Companies to, take any action, or fail to take any action, where such act or failure to act would give rise to any Liability of the Sellers under the WARN Act.

ARTICLE VII

Conditions to Closing

Section 7.1 Mutual Conditions.  The respective obligations of each party to consummate the Transaction shall be subject to the fulfillment on or prior to the Closing of each of the following conditions:

(a) No Injunction.  At the Closing there shall be no effective injunction, writ or preliminary restraining order or any Order of any nature issued by a court or Governmental Authority of competent jurisdiction to the effect that the Transaction may not be consummated as herein provided.

(b) Waiting Periods.  The filings of Buyer and the Sellers under the HSR Act shall have been made and the waiting period (and any extension thereof) under the HSR Act and any waiting period or comparable period under any other applicable antitrust Laws shall have expired or shall have been terminated.

(c) Regulatory Approvals.  Any material consents, approvals, authorizations or actions of or by any Governmental Authority set forth on Schedule 7.1(c) shall have been obtained (explicitly or by expiry of the applicable waiting period).

Section 7.2 Conditions to the Obligations of Buyer.  The obligations of Buyer to consummate the Transaction shall be subject to the fulfillment prior to or at the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Buyer to the extent permitted by applicable Law:

(a) Representations and Warranties.  Each of the representations and warranties of the Companies and Sellers contained in this Agreement shall have been accurate and complete in all respects as of the date of this Agreement, and must be accurate and complete in all respects as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall have been accurate and complete as of such date), without giving effect to any “materiality”, “Material Adverse Effect” or any other similar qualification or exception therein, except where the failure of such representations and warranties to be accurate and complete would not individually or in the aggregate be material.

(b) Covenants.  Each of the Companies, the Representative and the Sellers shall have performed and complied, in all material respects, with the respective covenants and agreements required to be performed, satisfied or complied with by them hereunder on or prior to the Closing.

(c) No Material Adverse Effect.  From and after the date hereof, there shall not have occurred a Material Adverse Effect.

(d) Closing Deliveries.  Prior to or at the Closing, the Sellers or the Companies shall have delivered the following documents:

(i) a certificate of an executive officer of each Company, dated as of the Closing Date, to the effect that the conditions specified in Sections 7.2(a) and (b) have been satisfied by such Company (the “Company Closing Certificate”) and a certificate of each Seller, dated as of the Closing Date, to the effect that the conditions specified in Sections7.2(a) and (b) have been satisfied by such Seller (each such certificate, a “Seller Closing Certificate” and, together with the Company Closing Certificate, the “Sell-Side Closing Certificates”);

(ii) certificates evidencing the Shares and the Units, properly endorsed by the Sellers to Buyer or with duly executed stock powers attached;

(iii) pay-off letters, releases and lien discharges (or agreements therefor) with respect to the Closing Indebtedness reasonably satisfactory to Buyer from each creditor to be paid pursuant to Section 2.5(c);

(iv) the Escrow Agreement, duly executed by the Representative;

(v) a Lease Agreement substantially consistent with the terms set forth in Exhibit D-1, the Option Agreement, substantially in form and substance attached hereto as Exhibit D-2, and the Right of First Refusal Agreement, substantially in form and substance attached hereto as Exhibit D-3, in each case, duly executed by LT, LLC (collectively, the “New Lease Documents”);

(vi) Employment Agreements with the individuals set forth on Schedule 7.2(d)(vi), in form and substance reasonably satisfactory to Buyer, duly executed by such individuals;

(vii) written consents to the Transaction from each of the third parties set forth on Schedule 7.2(d)(vii), in form and substance reasonably satisfactory to Buyer;

(viii) the IRS Form 8023 and applicable and comparable state or local Tax forms described in Section 6.7(h)(ii), duly executed by the Sellers;

(ix) a “FIRPTA” certificate from each Seller, prepared in accordance with Treasury Regulation Section 1.1445-2(b)(2) and dated as of the Closing Date, certifying that such Seller is not a foreign person;

(x) evidence of the termination, at or prior to Closing, of the Traficante Employment Agreement, in accordance with the terms of the Traficante Employment Agreement and pursuant to the requirements of Treas. Reg. 1.409A-3(j)(4)(ix)(B), without any remaining Liability to Buyer or either of the Companies from and after the Closing; and

(xi) such further documents and instruments required by the terms of this Agreement in order to consummate the Transaction as may be reasonably requested by Buyer.

(e) Pre-Closing Distributions.  Prior to the Closing, WinDoor shall have made the Pre-Closing Distributions.

(f) Release of Guaranty.  Simultaneously with the Closing, the Sellers shall have caused any and all obligations of either Company to guaranty the obligations under that certain Amended and Restated Promissory Note, made by LT, LLC to Western-Southern Life Assurance Company (the “LT Note”), dated January 28, 2011, to be released and discharged, with no Liability under such Note remaining with either Company.

Section 7.3 Conditions to the Obligations of the Sellers.  The obligations of the Sellers to consummate the Transaction shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part by the Representative on behalf of the Sellers to the extent permitted by applicable Law:

(a) Representations and Warranties.  Each of the representations and warranties of Buyer contained in this Agreement shall have been accurate and complete in all respects as of the date of this Agreement, and must be accurate and complete in all respects as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall have been accurate and complete as of such date), without giving effect to any “materiality”, “Material Adverse Effect” or any other similar qualification or exception therein, except where the failure of such representations and warranties to be accurate and complete would not individually or in the aggregate be material.

(b) Covenants.  Buyer shall have performed and complied, in all material respects, with the respective covenants and agreements required to be performed, satisfied or complied with by it hereunder on or prior to the Closing.

(c) Closing Deliveries.  Prior to or at the Closing, Buyer shall have delivered the following:

(i) at the Closing, such amounts as set forth in Section 2.5 to the parties specified in such Section;

(ii) a certificate of an executive officer of Buyer, dated as of  the Closing Date, to the effect that the conditions specified in Section 7.3(a) and (b) have been satisfied (the “Buyer Closing Certificate”);

(iii) the Escrow Agreement, duly executed by Buyer;

(iv) the New Lease Documents, duly executed by Buyer;

(v) such further documents and instruments required by the terms of this Agreement in order to consummate the Transaction or as otherwise reasonably requested by the Sellers.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.1 Termination.  This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing as follows and in no other manner:

(a) at the election of the Representative or Buyer on or after March 18, 2016 (the “Outside Date”) upon delivery of written notice to the other party if the Closing shall not have occurred by the close of business on the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.1(a) shall not be available to any party whose breach of any provision of this Agreement results in, causes, or primarily contributes to, the failure of the Transaction to be consummated by the Outside Date;

(b) by mutual written consent of the Representative and Buyer;

(c) by Buyer, by written notice to the Companies, upon a material breach of any covenant or agreement on the part of the Sellers or either of the Companies set forth in this Agreement, or if any representation or warranty of the Sellers or either of the Companies hereunder shall be or become untrue, in any case such that the conditions set forth in Sections 7.2(a) or (b) would not be satisfied (any such breach or occurrence, a “Terminating Company Breach”); provided, however, that, (i) if such Terminating Company Breach under Section 7.2(a) is curable by the Sellers or the Companies, Buyer may terminate this Agreement under this Section 8.1(c) only if such Terminating Company Breach has not been cured by the Sellers or the Companies prior to the later of (A) thirty (30) days after receipt by the Sellers and the Companies of written notice from Buyer of such Terminating Company Breach and (B) the Outside Date, and (ii) with respect to a Terminating Company Breach under Section 7.2(b), Buyer may terminate this Agreement under this Section 8.1(c) only if the performance or satisfaction of the relevant covenant or agreement contemplated by Section 7.2(b) by the Sellers, the Representative or the Companies, as applicable, prior to the Outside Date would be impossible; and provided, further, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to Buyer if it has breached its obligations under this Agreement in any material respect;

(d) by the Representative, by written notice to Buyer, upon a material breach of any covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer hereunder shall be or become untrue, in any case such that the conditions set forth in Section 7.3(a) or (b) would not be satisfied (any such breach or occurrence, a “Terminating Buyer Breach”); provided, however, that, (i) if such Terminating Buyer Breach under Section 7.3(a) is curable by the Buyer, the Representative may terminate this Agreement under this Section 8.1(d) only if such Terminating Buyer Breach has not been cured by Buyer prior to the later of (A) thirty (30) days after receipt by Buyer of written notice from the Representative of such Terminating Buyer Breach and (B) the Outside Date, and (ii) with respect to a Terminating Buyer Breach under Section 7.3(b), the Representative may terminate this Agreement under this Section 8.1(d) only if the performance or satisfaction of the relevant covenant or agreement contemplated by Section 7.3(b) by Buyer prior to the Outside Date would be impossible; and provided, further, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Representative if the Sellers or either of the Companies breached their obligations under this Agreement in any material respect;

(e) by Buyer or the Representative, by written notice to the other party, if the Financing does not become available on terms set forth in the Commitment Letter by the Outside Date, provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Buyer unless Buyer has complied with its obligations under Section 6.3 (including, without limitation, obtaining alternative financing and taking reasonable best efforts to cause the lenders to fund the Financing); or

(f) by the Representative or Buyer if there shall be in effect a final, nonappealable Order restraining, enjoining or otherwise prohibiting the consummation of the Transaction; it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence), provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to any party whose breach of any provision of this Agreement results in or causes such Order to be put in effect.

Section 8.2 Effect of Termination.

(a) If this Agreement is validly terminated pursuant to Section 8.1 hereof, all rights and obligations of the parties hereunder shall terminate and no party shall have any Liability to the other party, except for obligations of the parties hereto in, Section 6.9 (Confidentiality), 6.11 (Publicity), 8.2 (Effect of Termination), and applicable sections of Article X and Article XI, which shall survive the termination of this Agreement in accordance with their terms.

(b) If this Agreement is terminated by the Representative or Buyer pursuant to Section 8.1(e), WinDoor shall be paid cash in an amount equal to $2,000,000.00 (the “Termination Fee”), by wire transfer of immediately available funds within three (3) Business Days after such termination.  Notwithstanding anything to the contrary in this Agreement, the parties hereto agree that, if Buyer or the Representative elects to terminate this Agreement in accordance with and pursuant to Section 8.1(e), WinDoor’s right to receive the amount set forth in the preceding sentence shall be the sole and exclusive remedy of WinDoor and its Affiliates for any and all Losses that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination, and the parties hereto agree that if Buyer delivers the amount set forth in the preceding sentence to WinDoor as set forth herein, Buyer, its representatives (including the Financing Sources) and their respective Affiliates shall have no further liability of any kind in respect of this Agreement and Transaction, except, for the avoidance of doubt, under the Confidentiality Agreement.

ARTICLE IX

Survival of Representations; Indemnification

Section 9.1 Survival.

(a) Except as set forth in Section 9.1(b), the representations and warranties in this Agreement, together with the associated rights of indemnification, shall survive the Closing hereunder and continue in full force and effect until the date that is fifteen (15) months after the Closing, and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).  Each of the covenants and agreements contained herein shall survive the Closing and continue in full force and effect until performed in accordance with its terms or until performance thereof is no longer required; provided, however, that all covenants which do not contemplate performance following the Closing Date shall survive the Closing hereunder and continue in full force and effect until the date that is twenty-four (24) months after the Closing, and shall thereupon expire.

(b) The Ownership Representations, Tax Representations and claims based on Fraud shall survive the Closing hereunder and continue in full force and effect, together with the associated rights of indemnification, until sixty (60) days following the expiration of the applicable statutes of limitations (giving effect to any extension or waiver thereof and Section 8106(c) of the Delaware General Corporation Law) and shall thereupon expire, together with the associated rights of indemnification, except to the extent that a claim for a breach thereof has been asserted in writing prior to such expiration (in which event the representation or warranty and the associated rights of indemnification shall survive with respect to such claim until such claim has been resolved).  Except to the extent a shorter time period is expressly set forth herein for a particular claim, Fundamental Representations (other than the Ownership Representations and Tax Representations) shall survive until the earlier of (i) the expiration of the applicable policy period under the R&W Insurance Policy, and (ii) the expiration of the longest time period permitted by Section 8106(c) of the Delaware General Corporation Law.  Any cause of action for breach of any covenant contained herein (except for covenants which do not contemplate performance following the Closing Date, which shall be governed in accordance with Section 9.1(a)), the Ownership Representations or Tax Representations or for Fraud shall accrue, and the statute of limitations period shall begin to run, upon discovery of such breach by the party seeking to assert such cause of action.

Section 9.2 Indemnification by Sellers.  Subject to the provisions of Section 9.5, from and after the Closing, each Seller shall, severally but not jointly, indemnify, defend and hold harmless Buyer and its Affiliates (including, after the Closing, each of the Companies) and their respective successors and permitted assigns, officers, employees, directors and equityholders (collectively with Buyer, the “Buyer Indemnitees”) against all losses, liabilities, damages, penalties and costs and expenses, including reasonable attorneys’, accountants’ and expert witnesses’ fees, and costs and expenses of investigation and amounts paid in settlement, court costs, and other expenses of litigation, including in respect of enforcement of its indemnity rights hereunder (individually, a “Loss” and, collectively, “Losses”) incurred by the Buyer Indemnitees arising out of or relating to any breach of representation or warranty of such Seller in Article III or in such Seller’s Seller Closing Certificate with respect to breaches of such Seller’s representations or warranties contained in Article III.  All amounts payable to the Buyer Indemnitees shall be paid to WinDoor, or as otherwise designated by the Buyer Indemnitees to the Representative.

Section 9.3 Indemnification by Seller Indemnitors.  Subject to the provisions of Section 9.5, from and after the Closing, Seller Indemnitors shall, severally but not jointly, in accordance with their Allocation Percentages, indemnify, defend and hold harmless Buyer Indemnitees against all Losses incurred by the Buyer Indemnitees arising out of or relating to: (a) any breach of representation or warranty of the Seller Parties in Article IV or in the Company Closing Certificates or the Seller Closing Certificates delivered by the Companies or the Seller Indemnitors with respect to breaches of representations or warranties contained in Article IV, (b) any breach of any covenant or agreement of the Sellers or any pre-Closing covenant or agreement of either of the Companies in this Agreement, (c) any Closing Indebtedness to the extent, and only to the extent, that such Closing Indebtedness was not (i) repaid in full at or as of the Closing (other than as a result of Buyer’s breach or noncompliance with its obligations under Section 2.5(d)), or (ii) taken into account in determining the Estimated Purchase Price or the Final Purchase Price, (d) any Seller Expenses to the extent, and only to the extent, such Seller Expenses were not repaid in full at or as of the Closing or taken into account in determining the Estimated Purchase Price or the Final Purchase Price, and (e) any Tax Losses.  All amounts payable to the Buyer Indemnitees shall be paid to WinDoor, or as otherwise designated by the Buyer Indemnitees to the Representative.

Section 9.4 Indemnification by Buyer.  Subject to the provisions of Section 9.5, from and after the Closing, Buyer and the Companies, jointly and severally, shall indemnify, defend and hold harmless the Sellers and their respective Affiliates and their respective heirs, successors and permitted assigns, officers, employees, directors and equityholders (collectively with Sellers, the “Seller Indemnitees”), against all Losses incurred by the Seller Indemnitees arising out of or relating to: (a) any breach of representation or warranty of Buyer in this Agreement or the Buyer Closing Certificate, (b) any breach of any covenant or agreement of Buyer in this Agreement, and (c) Buyer Tax Responsibilities.

Section 9.5 Limitations on Rights of Indemnification.

(a) The Sellers and the Seller Indemnitors shall not be required to indemnify the Buyer Indemnitees under Section 9.2 or Section 9.3(a) unless and until the aggregate amount of Losses incurred by the Buyer Indemnitees thereunder exceeds $510,000.00 (the “Deductible Amount”), in which event the Buyer Indemnitees shall be entitled to recover only such Losses in excess of the Deductible Amount; provided, however, that (i) no Buyer Indemnitee shall be entitled to make any claim under Section 9.2 or Section 9.3(a) in respect of any Individual Matter unless such claim is for Losses in excess of $25,000.00 (the “Per Claim Amount”), and (ii) the Deductible Amount and the Per Claim Amount shall not apply with respect to any claim arising from the breach of a Fundamental Representation or Fraud.

(b) The Sellers’ and Seller Indemnitors’ aggregate maximum liability to the Buyer Indemnitees under Section 9.2 and/or 9.3(a) shall not exceed the amount of then-remaining Indemnity Escrow Funds (the “Escrow Cap”), and there shall be no further recovery under Section 9.2 or 9.3(a) by the Buyer Indemnitees once the Indemnity Escrow Funds are exhausted or released; provided that the Escrow Cap shall not apply to claims arising from the breach of any of the representations or warranties contained in Section 3.4 (Ownership of the Shares and Units) (the “Ownership Representations”) or Section 4.17 (Taxes) (the “Tax Representations”) or claims based on Fraud, such that, subject to the limitations set forth in Section 9.5(c), (i) the Buyer Indemnitees shall be permitted to pursue a Seller for the recovery of Losses in excess of the Escrow Cap incurred by such Buyer Indemnitees arising from (A) any breach of the Ownership Representations by such Seller, or (B) Fraud under Article III of such Seller, and to the extent that the Buyer Indemnitees are unable to recover such Losses to which they are entitled hereunder from such Seller, then such Buyer Indemnitees shall be permitted to pursue for such unrecovered Losses other Sellers in accordance with their Allocation Percentages, (ii) the Buyer Indemnitees shall be permitted to pursue a Seller Indemnitor for the recovery of Losses in excess of the Escrow Cap incurred by such Buyer Indemnitees arising from (A) any breach of the Tax Representations by such Seller Indemnitor, or (B) Fraud under Article IV of such Seller Indemnitor, and to the extent that the Buyer Indemnitees are unable to recover such Losses to which they are entitled hereunder from such Seller Indemnitor, then such Buyer Indemnitees shall be permitted to pursue for such unrecovered Losses other Seller Indemnitors in accordance with their Allocation Percentages, and (iii) the Buyer Indemnitees shall be permitted to pursue Seller Indemnitors in accordance with their Allocation Percentages for the recovery of Losses in excess of the Escrow Cap incurred by such Buyer Indemnitees arising from any breach of the Tax Representations by either Company.  Notwithstanding the limitations set forth in this Section 9.5(b), Buyer, on behalf of itself and each other Buyer Indemnitee, acknowledges and agrees that the sole and exclusive remedy of any Buyer Indemnitee beyond the Escrow Cap for any claim related to, arising under or in connection with or pursuant to Section 9.2 or 9.3(a) (other than with respect to any claim arising from the breach of the Ownership Representations, Tax Representations or Fraud) shall be to make a claim against the R&W Insurance Policy.  Buyer, on behalf of itself and each other Buyer Indemnitee, further acknowledges and agrees that the provisions of this Section 9.5(b) shall apply regardless if (i) Buyer obtains at or following Closing or maintains following Closing the R&W Insurance Policy, (ii) the R&W Insurance Policy is revoked, cancelled or modified in any manner after issuance, or (iii) any Buyer Indemnitee makes a claim under the R&W Insurance Policy and such claim is denied by the insurer for any reason, including, but not limited to, a situation where a claim is covered but full indemnity is not granted due to erosion or exhaustion of limits.

(c) The Sellers’ and Seller Indemnitors’ aggregate maximum liability to the Buyer Indemnitees under (i) Section 9.2 with respect to any claim arising from the breach of the Ownership Representations, and (ii) Sections 9.3(b) through (e), or with respect to claims based on Fraud, shall not exceed an amount equal to the Final Purchase Price (the “Purchase Price Cap”).

(d) Notwithstanding anything contained in this Agreement to the contrary, in no event shall the aggregate amount of all Losses indemnifiable by the Sellers and the Seller Indemnitors under this Article IX exceed the Final Purchase Price.

(e) Solely for the purpose of determining the existence of, and calculating the amount of any Losses arising out of or resulting from, any breach of any representation or warranty of the Sellers or the Seller Parties contained in this Agreement (other than any breach of any representation or warranty contained in the second sentence of Section 4.5(a) (Financial Statements) or Section 4.8(a) (Absence of Changes)), such representation or warranty shall be read without regard to any Material Adverse Effect or materiality qualifiers contain therein (provided, for the avoidance of doubt, that other defined terms that include the word “material” shall be read to include such word).

(f) Notwithstanding anything to the contrary in this Article IX, all claims for indemnification by the Buyer Indemnitees shall be satisfied (i) first from the Indemnity Escrow Funds until the Indemnity Escrow Funds are exhausted or released, and (ii) thereafter, from and against the R&W Insurance Policy; provided that (A) claims arising under Sections 9.3(b) through (e) shall be satisfied from the Seller Indemnitors directly in accordance with their Allocation Percentages, and (B) claims arising from the breach of the Ownership Representations or Fraud shall be satisfied from the Sellers or Seller Indemnitors, as applicable, directly, in accordance with Section 9.5(b).  In furtherance, and not in limitation, of the provisions of Section 9.5(b), the Buyer Indemnitees shall first pursue (x) all claims based on Fraud against the Seller or the Seller Indemnitor responsible for such Fraud, and (y) all claims arising from any breach of the Ownership Representations against the Seller that committed such breach.

(g) Except as set forth below, (i) Buyer shall not be required to indemnify the Sellers under Section 9.4(a) unless and until the aggregate amount of all such Losses incurred by the Sellers thereunder exceeds the an amount equal to the Deductible Amount, in which event the Sellers shall be entitled to recover only such Losses in excess of such amount; provided, however, that (i) no Seller Indemnitee shall be entitled to make any claim under Section 9.4(a) in respect of any Individual Matter unless such claim is for Losses in excess of the Per Claim Amount; provided, that the limitations of this Section 9.5(e)(i) shall not apply to claims for indemnification in respect of breaches of the Buyer Fundamental Representations or, for the avoidance of doubt, with respect to claims of Fraud, and (ii) Buyer’s maximum liability to the Sellers under Section 9.4(a) shall not exceed and amount equal to the Escrow Cap; provided, that the limitations of this Section 9.5(e)(ii) shall not apply to claims for indemnification in respect of breaches of the Buyer Fundamental Representations or, for the avoidance of doubt, with respect to claims of Fraud.

(h) Notwithstanding anything herein to the contrary, in no event shall any party hereto be liable to the other party, and in no event shall the Sellers or the Seller Indemnitors be liable to any Buyer Indemnitee, for any Losses or other amounts under this Agreement that are punitive damages, exemplary or consequential damages, special damages, speculative damages, damages that are not the reasonably foreseeable consequence of the breach giving rise to such Losses or multiples of earnings, profits or revenues, except, in each case, to the extent such damages are required to be paid to a third party.

(i) Other than with respect to claims for specific performance, from and after the Closing, the rights of the Seller Indemnitees and the Buyer Indemnitees under this Article IX (including, for the avoidance of doubt, recovery under the R&W Insurance Policy) shall be the sole and exclusive remedies of the Seller Indemnitees and the Buyer Indemnitees, respectively, with respect to claims under this Agreement or otherwise relating to the Transaction.

(j) Each of the Seller Indemnitees and the Buyer Indemnitees shall take reasonable steps to mitigate all indemnifiable Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses hereunder so long as such mitigation does not disrupt the ongoing business operations of the Seller Indemnitees or the Buyer Indemnitees.  For the avoidance of doubt, any out-of-pocket costs of the indemnified party incurred in connection with any mitigation undertaken pursuant to this Section 9.4(j) shall be deemed “Losses” of the indemnified party; provided, that such costs shall be reasonably incurred.

(k) Buyer shall have the right, irrespective of any investigation of Buyer, its Affiliates, agents or representatives, to rely fully on the representations, warranties and covenants of the Sellers and each of the Companies expressly set forth herein.

Section 9.6 Procedures for Indemnification Claims.

(a) Any party seeking indemnity hereunder (the “Indemnitee”) shall promptly notify in writing the party or parties who may be providing indemnity hereunder (the “Indemnitors”) with respect to any matter of which the Indemnitee becomes aware which may give rise to a claim for indemnification against the Indemnitors under this Article IX, stating the nature, basis and (to the extent known) amount thereof; provided, that no delay on the part of the Indemnitee in notifying the Indemnitor shall relieve the Indemnitor from any obligation hereunder except to the extent the Indemnitor is prejudiced thereby.  Copies of any written communications then-received in connection with such claim shall be forwarded to Indemnitor together with such notice of the matter.

(b) In case of any Legal Proceeding by a third party or by any Governmental Authority, or any Legal Proceeding involving claims brought by such a third party or a Governmental Authority with respect to which Indemnitor may have Liability under the indemnification provisions of this Article IX, the Indemnitor shall have the right to participate in, or by giving written notice to the Indemnitee, to assume the defense of any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the Indemnitor at the Indemnitor’s expense and by the Indemnitor’s own counsel reasonably acceptable to the Indemnitee, and the Indemnitee shall cooperate in good faith in such defense; provided, that, in order to assume the defense of any Third Party Claim, the following conditions must be satisfied: (i) the Indemnitor shall have confirmed in writing, within thirty (30) calendar days after receiving notice of such Third Party Claim, that it is assuming such defense and the Indemnitor’s irrevocable and unconditional obligation to fully indemnify (subject to the limitations on indemnification contained in this Article IX) the Indemnitee against any Losses that may result from the Third Party Claim, (ii) the Third Party Claim involves solely monetary damages, (iii) the Losses that may result from the Third Party Claim, along with any and all other pending claims against the Indemnitee, are not reasonably expected to exceed the scope of the indemnification obligation of Indemnitor (including damages sought in excess of the then-remaining Indemnity Escrow Funds), and (iv) the insurer under the R&W Insurance Policy shall not have assumed the defense of such Third Party Claim in accordance with the terms of the Representation and Warranty Insurance Policy.  If, upon providing such acknowledgment, the Indemnitor elects to assume the defense of such Third Party Claim as aforesaid, then:

(i) the Indemnitor shall not be required to pay or otherwise indemnify the Indemnitee against any attorneys’ fees incurred by the Indemnitee in connection with such Third Party Claim following the Indemnitor’s acknowledgment and election to assume the defense of such Third Party Claim, unless (A) the Indemnitor fails to defend diligently the action or proceeding within ten (10) calendar days after receiving notice of such failure from the Indemnitee or at any time thereafter, (B) the Indemnitee reasonably shall have concluded (upon advice of its counsel) that there may be one or more legal defenses available to such Indemnitee or other Indemnitees that are not available to the Indemnitor or (C) the Indemnitee reasonably shall have concluded (upon advice of its counsel) that, with respect to such Third Party Claim, the Indemnitee and the Indemnitor may have different, conflicting, or adverse legal positions or interests;

(ii) the Indemnitee shall make available to the Indemnitor all books, records and other documents and materials that are under the direct or indirect control of the Indemnitee or any of the Indemnitee’s agents and that the Indemnitor considers necessary or desirable for the defense of such Third Party Claim;

(iii) the Indemnitee shall otherwise cooperate as reasonably requested by the Indemnitor in the defense of such Third Party Claim;

(iv) the Indemnitee shall not admit any liability with respect to such Third Party Claim;

(v) the Indemnitor shall not, without the written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed, settle or compromise any pending or threatened Third Party Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnitee is an actual or potential party to such Third Party Claim) or consent to the entry of any judgment (A) which does not, to the extent that the Indemnitee or any of its Affiliates may have any liability with respect to such Claim, include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release of the Indemnitee and its Affiliates from all liability in respect of such Third Party Claim, (B) which includes any statement as to or an admission of fact, culpability or a failure to act, by or on behalf of the Indemnitee or any of its Affiliates or (C) which in any manner involves any injunctive relief against the Indemnitee or any of its Affiliates or materially and adversely affects the Indemnitee or any of its Affiliates; provided, that such consent shall not be required where (i) the terms of such settlement do not include or require any finding or admission of any violation of Law or any violation of the rights of any Person, (ii) pursuant to the terms of such settlement the sole relief to be provided is monetary damages that are to be paid in full by Indemnitor, and (iii) the terms of such settlement are not reasonably expected to affect the Taxes of the Companies, the Buyer or their Affiliates after the Closing Date; and

(vi) if the Indemnitor elects not to assume the defense of, fails to confirm its obligation to indemnify for any such Third Party Claim or otherwise fails to defend the claim consistent with the terms of this Section 9.6, then (A) Indemnitor shall nevertheless be entitled to participate in such defense with Indemnitor’s own counsel and at its own expense, and (B) the Indemnitee shall proceed diligently to defend such Third Party Claim with counsel that shall be reasonably satisfactory to Indemnitor and shall act reasonably and in accordance with its good faith business judgment; provided, that the Indemnitee shall not settle, adjust or compromise such Third Party Claim, or admit any liability with respect to such Third Party Claim, without the prior written consent of the Indemnitor, such consent not to be unreasonably withheld, conditioned or delayed.

(c) The Indemnitee shall, and shall cause its Affiliates to, use commercially reasonable efforts to pursue any claims for insurance with respect to any claims or Losses for which it is seeking indemnification hereunder.

(d) Except to the extent of a conflict between this Section 9.6 and Section 6.8(e), in which case Section 6.8(e) shall control, the procedures set forth in this Section 9.6 shall apply to any Third Party Claim that is described in Section 6.8(e) (relating to Tax Contests and certain other Tax matters).

Section 9.7 Insurance Proceeds.  If any Buyer Indemnitee or any Seller Indemnitee receives insurance proceeds as a result of any Losses with respect to which it has also received an indemnification payment or payments from the Seller Indemnitors or Buyer, as the case may be, hereunder, the Buyer Indemnitee or the Seller Indemnitee shall pay the amount of such insurance proceeds (net of any increase in premiums resulting from the receipt of such payment, and in no event in excess of the indemnification payment or payments actually received from Buyer or the Seller Indemnitors, as the case may be, with respect to such Losses hereunder) to such Seller Indemnitor or Buyer, as applicable, as such insurance proceeds are actually received by such Buyer Indemnitee or such Seller Indemnitee.

Section 9.8 No Duplication.  Any Loss for which indemnification is sought pursuant to this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.  Further, no Buyer Indemnitee shall make a claim for indemnification under this Article IX in respect of any matter that is taken into account in determining the Estimated Purchase Price or the Final Purchase Price.

ARTICLE X

Representative of the Shareholders and Unitholders of the Companies

Section 10.1 Authorization of Representative.

(a) The Representative (and any successor or assign thereof) is hereby appointed, authorized and empowered by the Sellers to act as a representative, for the benefit of the Sellers, as the exclusive agent and attorney-in-fact to act on behalf of each Seller, in connection with and to facilitate the consummation of the Transactions, which shall include the power and authority:

(i) to execute and deliver the Escrow Agreement (with such modifications or changes therein as to which the Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Representative, in its sole discretion, determines to be desirable;

(ii) to execute and deliver such waivers and consents in connection with this Agreement and the consummation of the Transaction as the Representative, in its sole discretion, may deem necessary or desirable;

(iii) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the Transaction, the Escrow Agreement and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith; and

(iv) to take all actions which under this Agreement may be taken by the Sellers and to do or refrain from doing any further act or deed on behalf of the Sellers which the Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as such Seller could do if personally present.

(b) Buyer and the Companies shall have the right to rely upon all actions taken by the Representative pursuant to this Agreement and the Escrow Agreement, all of which actions shall be legally binding upon the Sellers.

(c) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller other than the Representative; and (ii) shall survive the consummation of the Transaction.

(d) If R. Frank Lukens, Jr. Revocable Trust dated December 20, 2005, becomes unable to serve as a Representative, such other Person, but not more than one Person, as may be designated by a majority of the Sellers, shall succeed as the Representative.

(e) The Representative will not be liable to the Sellers for any act taken or omitted by it as permitted under this Agreement, except if such act is taken or omitted in bad faith or by willful misconduct.  The Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).

(f) The Sellers agree, severally but not jointly, to indemnify the Representative for, and to hold the Representative harmless against, any loss, liability or expense incurred without willful misconduct or bad faith on the part of the Representative, arising out of or in connection with the Representative’s carrying out its duties under this Agreement, including costs and expenses of successfully defending the Representative against any claim of liability with respect thereto.  The Representative may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel.

ARTICLE XI

Miscellaneous

Section 11.1 Notices.  Any notice, request, instruction, or other document to be given hereunder by any party hereto to any other party shall be in writing and shall be delivered personally, by overnight courier service, by facsimile or sent by certified, registered or express air mail, postage prepaid (and shall be deemed given when, delivered if delivered by hand, one Business Day after deposited with an overnight courier service if delivered by overnight courier, upon electronic confirmation of receipt if faxed during normal business hours and otherwise upon the opening of business on the next Business Day, and five days after mailing if mailed), as follows:

If to Buyer or, after the Closing Date, the Companies:

PGT Industries, Inc. 1070 Technology Drive Nokomis, FL 34275 Attn: Mario Ferrucci III, General Counsel Fax: (941) 480-2767

with a copy to (which shall not constitute notice):

Pepper Hamilton LLP Hercules Plaza, Suite 5100 1313 Market Street P.O. Box 1709 Wilmington, DE 19899-1709 Attn: Matthew M. Greenberg Fax: (302) 421-8390

If to the Sellers or, prior to the Closing Date, the Companies:

c/o Kane and Koltun, Attorneys at Law 150 Spartan Drive Maitland, Florida 32751 Attn: Jeffrey M. Koltun Fax: (407) 660-6031

with a copy to the Representative and to:

c/o Kane and Koltun, Attorneys at Law 150 Spartan Drive Maitland, Florida 32751 Attn: Jeffrey M. Koltun Fax: (407) 660-6031

If to the Representative:

c/o Kane and Koltun, Attorneys at Law 150 Spartan Drive Maitland, Florida 32751 Attn: Jeffrey M. Koltun Fax: (407) 660-6031

with a copy to:

Kane and Koltun, Attorneys at Law 150 Spartan Drive Maitland, Florida 32751 Attn: Jeffrey M. Koltun Fax: (407) 660-6031

or to such other address as any party hereto shall notify the other parties hereto (as provided above) from time to time.

Section 11.2 Exhibits and Schedules.  All Exhibits and schedules hereto (including the Disclosure Schedules) are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

Section 11.3 Expenses.  Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the Transaction.  Buyer and WinDoor shall each pay 50% of all costs and expenses related to the R&W Insurance Policy.

Section 11.4 Governing Law; Forum.

(a) This Agreement, and all claims or causes of action that may be based upon, arise out of or relate to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.  With respect to any action or claim arising out of or relating to the Transaction, the parties hereto hereby expressly and irrevocably (a) agree and consent to be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if the Court of Chancery declines to accept jurisdiction, any state or federal court located in the State of Delaware), (b) agree not to bring any action related to the Transaction in any other court (except to enforce the judgment of such courts), (c) agree not to object to venue in such courts or to claim that such forum is inconvenient and (d) agree that notice or the service of process in any proceeding shall be properly served or delivered if delivered in the manner contemplated by Section 11.1.  Final judgment by such courts shall be conclusive and may be enforced in any manner permitted by applicable Law.

(b) Notwithstanding anything to the contrary in this Section 11.4, each of the parties hereto agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or the Transaction, including any dispute arising out of or relating in any way to the Financing, the Commitment Letter, the performance thereof or the transactions contemplated hereby or thereby (“Actions”), in any forum other than the supreme court of the state of New York, county of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States district court for the southern district of New York (and appellate courts thereof) and (ii) any Action shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; provided, that, for purposes of the Commitment Letter (i) the interpretation of the definition of “Material Adverse Effect” and whether there shall have occurred a Material Adverse Effect, (ii) whether the Transaction has been consummated as contemplated by this Agreement, and (iii) whether the representations and warranties made by the Sellers and each of the Companies in this Agreement are accurate and whether, as a result of any inaccuracy thereof, Buyer has the right to terminate its obligations under this Agreement, shall be determined in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 11.5 Assignment; Successors and Assigns.  No party hereto may assign any of its rights or delegate any of its obligations, covenants and agreements hereunder without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; provided, however, that Buyer may assign its rights, but not its obligations, covenants and agreements under this Agreement to its Financing Sources as collateral security.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any purported assignment or delegation in violation of this Section 11.5 shall be null and void.

Section 11.6 Amendments.  This Agreement may be amended, at any time prior to the Closing, by Buyer and the Representative.  Except as permitted by Section 6.13, this Agreement (including the provisions of this Section 11.6) may not be amended or modified except by an instrument in writing signed on behalf of the parties required pursuant to the preceding sentence.  Notwithstanding the foregoing, no amendments, modifications or waivers with respect to the provisions of which any Financing Source is expressly made a third-party beneficiary pursuant to Section 11.7 (or related defined terms) shall be permitted in a manner adverse to any Financing Source without the prior written consent of the Lead Arrangers.

Section 11.7 Third Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto, their respective successors and permitted assigns and the Financing Sources pursuant to this Section 11.7 and Sections 6.3(c), 8.2(b), 11.4, 11.5, 11.6 and 11.13 (but solely to the extent of any amendments, modifications, replacements, terminations or cancellations of Sections 11.7, 6.3(c), 8.2(b), 11.4, 11.5, 11.6 and 11.13 as well as any other amendments, modifications, replacements, terminations or cancellations of any provision that has the effect of amending, modifying, replacing, terminating or cancelling the foregoing provisions), which provisions shall inure to the benefit of, and be enforceable by, each Financing Source, its Affiliates and their respective successors and permitted assigns (who are intended third party beneficiaries thereunder and are intended to be the only third party beneficiaries thereunder).  In furtherance, and not in limitation, of the foregoing, this Agreement shall not confer any rights or remedies upon Allied World Assurance Company Limited, the insurer under the R&W Insurance Policy.

Section 11.8 Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile, by electronic mail in “portable document format” (“.pdf”) form, or any other electronic transmission, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

Section 11.9 Titles and Headings.  The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

Section 11.10 Entire Agreement.  This Agreement, including the Exhibits and Schedules attached thereto, and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 11.11 No Strict Construction.  Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.  As a consequence, the parties do not intend that the presumptions of any Laws relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

Section 11.12 Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity; provided that the Sellers and each the Companies shall not be entitled to seek specific performance to cause the Buyer to consummate the Transaction so long as the Financing is not available and the Buyer has complied with its obligations under Section 6.3 (provided, subject to the provisions of Section 8.2(b), that the Sellers and the Companies shall not be precluded from seeking specific performance to enforce the provisions of Section 6.3).

Section 11.13 WAIVER OF JURY TRIAL.  EACH SIGNATORY TO THIS AGREEMENT HEREBY WAIVES ITS RESPECTIVE RIGHT TO A JURY TRIAL OF ANY PERMITTED CLAIM OR CAUSE OF ACTION ARISING OUT OF THIS AGREEMENT, THE FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR IN THE COMMITMENT LETTER, OR ANY DEALINGS BETWEEN ANY OF THE SIGNATORIES HERETO RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.  THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR THE TRANSACTIONS CONTEMPLATED IN THE COMMITMENT LETTER INCLUDING CONTRACT CLAIMS, TORT CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS.  THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, SUPPLEMENTS OR OTHER MODIFICATIONS TO THIS AGREEMENT, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR TO ANY OTHER DOCUMENT OR AGREEMENT RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.14 Failure or Indulgence not Waiver.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or parties exercise of any such right preclude any other or further exercise thereof or any other right.

Section 11.15 Projection Disclaimer.  Buyer acknowledges and agrees that the Companies and the Sellers make no representation or warranty to Buyer or any Affiliate thereof with respect to any due diligence materials provided or obtained in connection with the Transactions or any financial projections or forecasts relating to the Companies.  With respect to any projection or forecast delivered by or on behalf of either of the Companies or the Sellers to Buyer and/or its Affiliates, Buyer, for itself and its Affiliates, acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts, (ii) Buyer is familiar with such uncertainties, (iii) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of the projections and forecasts so furnished to it, and (iv) neither Buyer nor either of the Companies shall have any claim against the Sellers or their Affiliates with respect thereto.  Accordingly, neither the Sellers nor either of the Companies make representations or warranties with respect to such projections and forecasts.  Notwithstanding anything to the contrary in this Section 11.15, nothing in this Section 11.15 shall limit or otherwise affect the representations and warranties expressly made by any Seller or Seller Party set forth in Article III and Article IV hereof, respectively.

Section 11.16 Release.

(a) Effective as of the Closing, each Seller hereby, for itself, himself or herself and all of its, his or her heirs, beneficiaries, Affiliates, successors and assigns (collectively, the “Releasors”) fully and unconditionally releases, acquits and forever discharges each of the Companies and its past, present and future Affiliates, officers, directors and employees and their respective successors and assigns (the “Releasees”) from any and all manner of actions, causes of action, claims, debts, obligations, demands, liabilities, damages, costs, losses, expenses (including attorneys’ and other professional fees and expenses) or other relief, whether known or unknown, matured or unmatured, suspected or unsuspected, fixed, contingent or otherwise, whether in law or equity which such Releasors ever had or have as of the Closing Date against the Releasees, including, but not limited to, those arising out of, relating to, accruing from or in connection with, (i) the fact that such Seller or Releasor is or was an equityholder of either of the Companies, (ii) the fact that such Seller or Releasor is or was employed by, or performed work for either of the Companies as an independent contractor, (iii) the fact that such Seller or Releasor held Indebtedness of either of the Companies or was a counterparty to a Contract or Real Property Lease with either of the Companies or (iv) any claims alleging a breach of duty on the part of either of the Companies or any officer, director or employee of either of the Companies.  The foregoing notwithstanding, it is understood and agreed that no Seller or other Releasor is releasing any of its, his or her rights, or discharging any party’s obligations, covenants and agreements, under this Agreement or the Transaction Documents.

(b) Each Seller hereby irrevocably covenants to refrain from, and shall cause each Releasor to refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or causing to be commenced, any Legal Proceeding against any Releasee, based on or arising from any matter released pursuant to Section 11.16(a).

(c) Each Seller represents and agrees that it (i) fully understands its rights to discuss all aspects of this Section 11.16 with its attorneys, (ii) has availed itself of this right, (iii) has carefully read and fully understands all of the terms of this Section 11.16, (iv) has not transferred or assigned any rights or claims that it is hereby purporting to release herein, and (v) is voluntarily, and with proper and full authority, entering into this Section 11.16. Each Seller represents that it has had a reasonable period of time to consider the provisions of this Agreement, and that it has considered them carefully before executing this Section 11.16. Each Seller hereby acknowledges that the Release in this Section 11.16 was separately bargained for and that Buyer would not enter into this Agreement unless it included such broad release of such unknown claims as expressly set forth in Section 11.6(a).

(d) If any provision of this Section 11.16 is held invalid or unenforceable by any court of competent jurisdiction, the other provisions in this Section 11.16 will remain in full force and effect. Any provision of this Section 11.16 held invalid or unenforceable only in part will remain in full force and effect to the extent not held invalid or unenforceable.

Section 11.17 Disclosure.  An exception to a representation or warranty disclosed in any particular Schedule shall be deemed to be an exception to another representation or warranty disclosed in another Schedule only if the exception to such other representation or warranty represented by the listing of such disclosure is reasonably apparent on the face of such disclosure, notwithstanding the absence of a cross-reference contained therein.  The disclosure of any matter or item in any Schedule hereto shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed.

[Signature page follows]

The parties hereto have caused this Stock Purchase Agreement to be duly executed as of the day and year first above written.

SELLERS:
R. FRANK LUKENS, JR REVOCABLE TRUST DATED DECEMBER 20, 2005	PGT INDUSTRIES, INC.

By: /s/ R. Frank Lukens, Jr.	By: /s/ Jeffrey T. Jackson
Name: R. Frank Lukens, Jr.	Name: Jeffrey T. Jackson
Title: Trustee	Title: President and Chief Operating Officer

WINDOOR INCORPORATED
/s/ Kristy Lynn Thacker
Kristy Lynn Thacker
By: /s/ R. Frank Lukens, Jr
Name: R. Frank Lukens, Jr.
/s/ Jerry Decker	Title: President
Jerry Decker

REPRESENTATIVE
/s/ Shawn Christopher Lukens	R. FRANK LUKENS, JR REVOCABLE TRUST DATED DECEMBER 20, 2005
Shawn Christopher Lukens
By: /s/ R. Frank Lukens, Jr.
Name: R. Frank Lukens, Jr.
Title: Trustee

LTE, LLC

By: /s/ R. Frank Lukens, Jr.
Name: R. Frank Lukens, Jr.
Title: Manager

[Signature Page to Stock Purchase Agreement]